Registration No. 333-172021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

MACATAWA BANK CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Michigan	6022	38-3391345
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10753 Macatawa Drive
Holland, Michigan 49424

(616) 820-1444
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Jon W. Swets
Senior Vice President and Chief Financial Officer
Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424
(616) 820-1444
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Gordon R. Lewis
Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street NW
Grand Rapids, Michigan 49503-2487
(616) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐;

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☑

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Non-transferable Common Stock subscription rights	N/A	(2)
Common Stock, no par value	$41,000,000	$4,760.10(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Section 457(o) under the Securities Act.
(2)

The non-transferable subscription rights are being issued without consideration. Pursuant to Rule 457(g), no separate registration fee is payable with respect to the rights being offered hereby because the rights are being registered in the same registration statement as the securities to be offered pursuant to the rights.

(3)

The Company has increased the maximum aggregate offering price from $30,000,000 to $41,000,000. The Company previously paid to the Commission a registration fee of $3,483.00. Pursuant to Rule 457(o), included with this pre-effective amendment is the additional registration fee of $1,277.10.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED MAY 3, 2011

17,826,086 Shares

Common Stock
Subscription Rights to Purchase Shares of Common Stock

          We are distributing to our shareholders, free of charge, non-transferable subscription rights to purchase shares of our common stock. This is called the "rights offering." You will receive one right to purchase one share of common stock for each whole share of common stock that you hold of record as of 5:00 p.m., Eastern Time, on May 2, 2011. There is no over-subscription privilege. Shareholders who wish to purchase additional shares in the offering may submit an expression of interest to participate in the public offering. Subscription rights may not be sold, transferred or assigned to anyone else and will not be listed for trading on any stock exchange or trading market. We are offering for sale a total of 17,826,086 shares of common stock in the rights offering. The exercise of subscription rights is irrevocable and may not be cancelled or modified. We are also offering to sell to the public any shares offered but not sold in the rights offering. This is called the "public offering." The public offering and the rights offering are collectively referred to in this prospectus as the "offerings."

          We intend to use a portion of the net proceeds of the offerings to contribute to the capital of the Bank to increase the Bank's capital and regulatory capital ratios and for general corporate purposes, including funding organic loan growth and long-term strategic opportunities. A portion of the net proceeds of the offerings will be retained by the Company to pay its continuing operating expenses while the Company is unable to fund those expenses with dividends from the Bank.

          The purchase price for shares in the rights offering and in the public offering is $2.30 per share. Subscription rights will expire at 5:00 p.m., Eastern Time, on June 7, 2011, and the public offering will terminate at 5:00 p.m., Eastern Time, on June 20, 2011, unless we extend either or both offering periods in our discretion. Neither the rights offering nor the public offering is an underwritten offering. Our shares of common stock are being offered directly by us without the services of an underwriter or selling agent. Our common stock is traded on The Nasdaq Global Select Market under the ticker symbol "MCBC." The last reported sales price of our common stock on The Nasdaq Global Select Market on April 29, 2011 was $2.59 per share. The average of the last reported sale prices during the 30 trading days before May 2, 2011, the date on which our Board of Directors determined the offering price, was $2.70 per share. We intend to list the shares of common stock issued in the offerings on The Nasdaq Global Select Market under the same ticker symbol. We have engaged Registrar and Transfer Company to serve as subscription agent and Eagle Rock Proxy Advisors, LLC to serve as information agent for the rights offering. The subscription agent will hold in escrow the funds we receive from subscribers in the rights offering until we complete or cancel the rights offering.

          Investing in our common stock involves risks. The rights offering does not contain a minimum subscription condition. Shareholders who subscribe may continue to own shares in the Company when it and the Bank do not satisfy all minimum regulatory capital requirements. Failure to meet minimum regulatory capital requirements could result in significant enforcement actions against the Company and the Bank, including a regulatory takeover of the Bank, in which case shareholders would receive little if anything for their investment. See "Risk Factors" beginning on page 23.
	Per Share	Total
Offering price	$2.30	$41,000,000
Proceeds to Macatawa Bank Corporation (before expenses) (1)	2.30	41,000,000

(1) Based on all shares offered being sold. No assurance can be given that all or any of the shares will be sold.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The shares of common stock are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

The date of this prospectus is May [•], 2011

ABOUT THIS PROSPECTUS

          You should rely only on the information contained in or incorporated by reference into this prospectus and any "free writing prospectus" we authorize to be delivered to you. We have not authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference into this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. To the extent information in this prospectus and any free writing prospectus is inconsistent with any of the documents incorporated by reference into this prospectus and any free writing prospectus, you should rely on this prospectus and any free writing prospectus. You should assume that the information contained in or incorporated by reference into this prospectus and any free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

          You should read this prospectus, all of the information incorporated by reference into this prospectus and the additional information about us described in the section entitled "Where You Can Find More Information" before making your investment decision. In this prospectus, we present and refer to information and statistics regarding the banking industry and the banking market in Michigan. We obtained this market data from independent publications or other publicly available information and are not responsible for the accuracy of our sources.

          No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offerings and the distribution of this prospectus applicable to those jurisdictions.

          As used in this prospectus, the terms "we," "our," "us," "MCBC," "Macatawa," and the "Company" refer to Macatawa Bank Corporation and its consolidated subsidiary, unless the context indicates otherwise. References to the "Bank" refer to Macatawa Bank, a wholly owned subsidiary of Macatawa Bank Corporation.

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our common stock. Before making an investment decision, you should read this entire prospectus, including the "Risk Factors" section, and the documents incorporated by reference into this prospectus, which are described below under "Incorporation of Certain Information by Reference" on page 54.

Overview

          Macatawa Bank Corporation is a Michigan corporation and a registered bank holding company. Macatawa's business is concentrated in a single industry segment - commercial banking. Through its wholly-owned subsidiary, Macatawa Bank, Macatawa offers a full range of commercial and personal banking services, including checking, savings and certificates of deposit accounts, cash management, safe deposit boxes, trust services and commercial, mortgage and consumer loans through its twenty-six branch offices and a lending and operation service facility in Ottawa County, Kent County and northern Allegan County, Michigan. Other services we offer include ATMs, internet banking, telephone banking and debit cards. Macatawa Bank provides various brokerage services, including discount brokerage through Infinex, personal financial planning and consultation regarding mutual funds.

          The Bank was formed in 1997 and until 2009 our strategy has been to profitably grow our business based upon our mission to attract clients who prefer to conduct business with a locally managed institution that demonstrates an active interest in their business and personal financial affairs, places high priority on local decision-making and contributes financial and employee support to community initiatives. Beginning in late 2009, our strategic direction and focus has turned from growth to improving our internal operations, including complying with the Consent Order, working out of problem loans and assets and returning the Company to profitable operations.

          At March 31, 2011, we had total assets of $1.56 billion, total loans of $1.15 billion, total deposits of $1.26 billion and shareholders' equity of $69.2 million. During the first quarter of 2011, we recognized net income of $1.3 million, compared to a net loss of $21.1 million in the first quarter of 2010. During the fourth quarter of 2010, we recognized net income of $835,000 compared to a net loss of $9.2 million in the fourth quarter of 2009. During the third quarter of 2010, we recognized net income of $703,000 compared to a net loss of $19.9 million in the third quarter of 2009. During the second quarter of 2010, we recognized net income of $1.7 million compared to a net loss of $30.4 million in the second quarter of 2009. This represents four consecutive quarters of profitability following six consecutive quarters of net losses.

          During 2008 and 2009, Macatawa reported operating losses of $38.9 million and $63.6 million, respectively. The losses for 2008 and 2009 were largely attributable to loan losses, lost interest on nonperforming assets and rising costs of administering problem assets associated with the rapid increase in problem loans and other real estate assets. Losses in 2009 included the establishment of a tax valuation allowance and losses in 2008 included the write-off of goodwill. The loan and problem asset related losses continued in the first quarter of 2010, as the Company reported a net loss of $21.1 million for that quarter.

          In February 2010, Macatawa Bank entered into a Consent Order with the Federal Deposit Insurance Corporation ("FDIC") and the Michigan Office of Financial and Insurance Regulation ("OFIR"), in which the Bank agreed to increase management and board oversight, improve process and controls, limit lending to certain borrowers, obtain regulatory approval of future dividends, and improve regulatory capital ratios. Please see "Consent Order with Macatawa Bank and its Regulators" below for more information regarding the Consent Order. In July 2010, the Company entered into a Written Agreement with the Federal Reserve Bank of Chicago ("FRB"). Among other things, the Written Agreement provides that the Company must take appropriate steps to utilize its financial and managerial resources to serve as a source of strength to Macatawa Bank and the Company may not declare or pay any dividends without the prior written consent of the FRB. Please see "Written Agreement with the Company and its Regulator" below for more information regarding the Written Agreement.

          The Board of Directors of Macatawa has significantly changed the strategic direction and focus of the Bank to improve its internal operations and to work out of its problem loans and assets. During the fourth quarter of 2009, the Macatawa Board of Directors elected a new independent Chairman of the Board. Macatawa has since worked closely with the FRB and Macatawa Bank's regulators at the FDIC and OFIR to put in place improved controls and procedures. The Board of Directors has implemented more robust corporate governance practices and disciplined business and banking principles, implemented more conservative lending principles that comply with regulatory standards, and appointed experienced and disciplined lending and compliance personnel. The focus of our management team has turned from growth in our business to executing these disciplined business and banking procedures and policies, limiting future losses, preserving capital and improving operational efficiencies.

          As a result of these efforts, the Company has achieved significantly improved results:
•	Our four most recently completed quarters were profitable;

•	Our liquidity has improved dramatically since the end of 2009 primarily through large reductions in volatile funding balances;

•	The Bank's capital ratios have improved since March 31, 2010; and

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We have reduced our level of delinquent and nonperforming loans and have achieved lower levels of loan charge-offs for the first quarter 2011 (the lowest level of quarterly charge-offs since the third quarter of 2008) and for 2010 compared to 2009 and 2008.

Our Capital Needs

          We need additional capital in order to take advantage of the opportunities that may be presented to us. Management believes that with additional capital, the Company will be able to act upon opportunities to improve its profitability and enhance its franchise and overall shareholder value. While additional capital will give us a tool we believe we can use to build shareholder value, we also need capital to comply with the terms of our regulatory Consent Order, to provide an increased ability to absorb potential future losses and to provide us with the foundation for future growth.

          At March 31, 2011, the Bank's Tier 1 Leverage Capital Ratio was 7.1% and the Total Risk Based Capital Ratio was 10.4%, which would ordinarily qualify the Bank as "well capitalized" under the regulatory capital standards absent the Consent Order. As of March 31, 2011, the Bank needed a capital injection of approximately $14.0 million to comply with the Tier 1 Leverage Capital Ratio requirement and needed a capital injection of approximately $7.1 million to comply with the Total Risk Based Capital Ratio requirement of the Consent Order. The amounts of capital needed may increase in the event of future losses and other events. Because the Bank is subject to the Consent Order, it cannot be categorized as "well capitalized," regardless of actual capital levels.

          At a Special Meeting of Shareholders held on March 25, 2011, our shareholders overwhelmingly approved a proposal to amend the Articles of Incorporation to increase the number of authorized shares of our common stock from 40,000,000 to 200,000,000. Over 84% of the shares voted on the proposal were voted for approval of the proposal. We believe that the results of the voting at the special meeting show that our shareholders support our plans to raise capital. The Company has sufficient authorized and unissued shares of common stock to complete the offerings.

Our Strengths

          Our focus on community banking and strong customer service has historically positioned us well in the markets that we serve and we believe those strengths will help position us for a return to sustained profitability. We have achieved strong pre-tax, pre-provision income through a stable and substantial core funding base, which has resulted in a comparatively strong net interest margin and expansion of core deposits in our markets. For additional information about our pre-tax, pre-provision income, see "Summary of Selected Consolidated Financial Information." Our key strengths include:

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Well Developed Retail and Business Banking Franchise. We operate 26 full-service branches located in some of Michigan's strongest economic markets covering a solid and diverse economic and entrepreneurial base. We have established and cultivated a strong brand identity in our markets as a local community bank that offers superior customer service and a convenient branch network. As a result, we are well positioned to provide retail and business banking services to customers and potential customers in our market area. We have kept our network of 26 branches and many of our key business assets intact despite extremely challenging economic conditions and intense competition. While we have faced extraordinary challenges in the past three years, we have maintained high service standards and as a result retained our strong and valuable core deposit customer base.

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Focus on Local Communities as a Competitive Advantage. We have over 400 trained and experienced employees who we believe provide exceptional customer service, and we maintain local management authority in the communities we serve. This enables our employees to make prompt and responsible decisions for our customers, which we believe makes them feel important and appreciated. While there are many bank, thrift, credit union and other financial institution offices located within our market area, many are branches of larger financial institutions that utilize centralized out-of-market decision making. We compete for loans, deposits and other financial services based on our knowledge of and ability to communicate effectively with our customers and our ability to understand and meet our customers' needs by providing high quality customer service. We also intimately understand the communities in which our customers do business, as they are the same communities in which we conduct our business. Our management believes that our personal service philosophy, our local decision-making and understanding of local markets, and diverse delivery channels enhance our ability to compete favorably in attracting individuals and local businesses.

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Independent and Focused Leadership. The board of directors of the Company and the Bank consists of 11 directors, including ten non-employee directors. Our Board is led by Chairman Richard L. Postma, an independent director and respected business leader with a demonstrated record of business successes. Please see "Our Board of Directors" and "Strengthening our Board of Directors and Board Oversight" below.

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Substantial Core Funding Base. We internally fund our operations through a stable base of core deposits that provides cost-effective funding for our lending operations. The majority of our deposits are derived from core client sources, relating to long term relationships with local clients. At March 31, 2011, core deposits accounted for 97% of our total deposits. For this presentation, core deposits consist of total deposits less national certificates of deposit and brokered deposits. In addition, 15% of our deposits and other forms of funding were composed of wholesale deposits and FHLB advances as of March 31, 2011. As a result of our strong core funding, our cost of funds for 2010 and 2009 was 1.88% and 2.56%, respectively. We were also able to build our liquidity and still maintain a net interest margin of 3.28% for 2010. For the first quarter of 2011, our cost of funds was 1.42% and our net interest margin was 3.22%.

Risks We Face

          Investing in our common stock involves risks. See "Risk Factors" beginning on page 23 of this prospectus to read about risks you should carefully consider before buying our common stock.

Our Market Area

          Our primary market area includes Ottawa, Kent and northern Allegan Counties, all located in Western Michigan. This area includes two mid-sized cities, Grand Rapids and Holland, and rural areas. Grand Rapids is the second largest city in Michigan. Holland is the largest city in Ottawa County. Both cities and surrounding areas have a solid and diverse economic base, which includes health and life sciences, tourism, office furniture, automotive components and assemblies, pharmaceutical, transportation, equipment, food and construction supplies. Grand Valley State University, a 24,000-student regional university with nearly 2,000 employees, has its three main campuses in our market area. GVSU and several smaller colleges and university affiliates located in our market area help stabilize the local economy because they are not as sensitive to the fluctuations of the broader economy.

          While Michigan has the fifth highest seasonally adjusted unemployment rate in the United States (as of March 2011), the seasonally-adjusted unemployment rate decreased from 13.3% in March 2010 to 10.3% in March 2011 and the unadjusted employment rate decreased from 14.2% in March 2010 to 11.0% in March 2011. The Michigan March 2011 seasonally-adjusted unemployment rate of 10.3% was the lowest seasonally-adjusted monthly rate since November 2008. Michigan nonfarm payrolls increased by 6,700 jobs in March 2011. From March 2010 to March 2011, Michigan added 79,000 jobs, while private sector payrolls expanded by 98,400 jobs.

          University of Michigan economists project positive job gains of 64,600 during 2011 and 61,500 during 2012. University of Michigan economists also project that after turning positive again in 2010 at a rate of 2.8 percent, personal income growth will increase to 5.1 percent in 2011, returning to the 3 percent range in 2012.

          Of Michigan's 83 counties, Ottawa County had the 11th lowest unadjusted unemployment rate in the state and the 10th lowest unadjusted unemployment rate in Michigan's lower peninsula at 9.3% for March 2011. Ottawa County has maintained a lower monthly unadjusted unemployment rate than the State of Michigan as a whole throughout the last decade and continues to do so. Kent County tied for the 6th lowest unadjusted unemployment rate in both the state and Michigan's lower peninsula at 8.8% for March 2011. Kent County has maintained an equivalent or lower monthly unadjusted unemployment rate than the State of Michigan as a whole since December 2003 and continues to do so.

          It appears that the housing market in our primary market area is beginning to show signs of stabilization. Based on U.S. Census data, housing building permits in the Grand Rapids-Wyoming metropolitan area were up approximately 7.65% in 2010 compared to 2009. In the Holland-Grand Haven metropolitan area, housing building permits were up approximately 9.21% in 2010 compared to 2009.

          The Michigan Economic Activity Index equally weighs nine, seasonally adjusted coincident indicators of real economic activity that reflect activity in the construction, manufacturing and service sectors as well as job growth and consumer outlays. The index is measured on a scale of 110. The index rose one point in January 2011 to a level of 87, which is two points above the average for all of 2010 and 15 points above the index cycle low of 71.

          Kent County had a population of approximately 609,082 for 2010 and is projected to grow by approximately 1.91% from 2010-2015. Kent County had a median household income of approximately $47,684 for 2009, which was the sixteenth highest in the state. Ottawa County had a population of approximately 261,957 for 2009 and is projected to grow by approximately 7.19% from 2009-2020. Ottawa County had a median household income of approximately $52,107 for 2009, which was the ninth highest in the state. The Grand Rapids Combined Statistical Area had a population of approximately 1,331,964 for 2010 and is projected to grow by approximately 1.86% from 2010-2015.

          Following completion of the offerings, we believe we will be well-positioned to take advantage of growth opportunities in our market area. As many of our largest competitors have pulled back or reduced their lending efforts in our market area, we believe opportunities exist to increase our lending market share through organic growth. We continue to invest in our credit and lending teams, through both hiring experienced commercial lenders and additional underwriting and credit monitoring training of our employees.

Our Board of Directors
•

Richard L. Postma, Chairman is the co-founder and Chief Executive Officer of U.S. Signal Co., LLC. Mr. Postma has more than 35 years of professional experience launching, leading and growing companies.

•	Mark J. Bugge is the Chief Financial Officer of a family holding company that owns a substantial interest in a global multi-billion dollar consumer products company.

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Ronald L. Haan is a director and the Chief Executive Officer and President of the Company and the Bank. Mr. Haan served as Executive Vice President of Macatawa Bank from September 2005 until August 12, 2009. Mr. Haan has over 35 years of banking experience.

•	Arend D. Lubbers is an independent consultant who previously served as the President of Grand Valley State University from 1969 to 2001.

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Douglas B. Padnos serves on the management team of Louis Padnos Iron & Metal Co., a leading recycling and scrap processing, management and sales company headquartered in Holland, Michigan with global reach.

•	Thomas J. Wesholski is a long time banker who has served in executive and senior-level capacities with various West Michigan banks since 1967.

•	Wayne J. Elhart has been involved in the management of an automotive dealership in Holland, Michigan since 1980.

•	Charles A. Geenen has been President of GDK Construction Co., Inc., in Holland since 1983 and is associated with Geenen DeKock Properties LLC, a commercial real estate development company.

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Birgit M. Klohs is President & Chief Executive Officer of The Right Place, Inc., a regional economic development organization for the retention, expansion and attraction of businesses to the West Michigan area.

•	Robert L. Herr is a former partner with the public accounting firm Crowe Horwath LLP. Mr. Herr retired in 2007 after 40 years with Crowe Horwath LLP.

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Thomas P. Rosenbach has been a partner with the public accounting firm Beene Garter LLP since 1990 and he currently serves as Managing Partner of the firm. He has over 27 years of experience in public accounting, specializing in construction, real estate, manufacturing and wholesale distribution industries.

Strengthening Our Board of Directors and Board Oversight of the Company

          The Board of Directors is committed to fulfilling its responsibility to the shareholders of the Company to oversee the Company's overall performance and the integrity of our financial disclosures. We have made significant efforts to increase and improve Board oversight of the Company and governance of the Bank to build accountability, confidence and performance. We have also implemented changes to promote the independence and objectivity of the Board of Directors. These efforts have included:
•

The Board of Directors appointed Richard Postma, an independent director, as Chairman of the Board. The Board has separated the roles of Chairman and Chief Executive Officer to help the Board provide independent oversight of the Company.

•	The boards of the Company and the Bank have been consolidated, so that shareholders effectively elect all persons who serve on the Bank's board of directors.

•	The Board of Directors, Audit Committee and Compliance Committee meet at least monthly to help the Board closely monitor the Company on an ongoing basis.

•	Three new independent directors have been appointed to the Board since August 2009.

•	The Board of Directors appointed a chartered Compensation Committee consisting entirely of independent directors.

•	The Board of Directors adopted a comprehensive Corporate Governance Policy to promote accountability and transparency and has adopted charters for the Compensation, Audit and Governance Committees.

•	The Board of Directors adopted a comprehensive Code of Ethics applicable to all directors, officers and employees of the Company and the Bank.

Our Executive Leadership Team

          The members of our leadership team have significant past experience working in senior positions at financial institutions or organizations. Our leadership team is able to leverage that experience to have a broader and sophisticated understanding of the financial services business and the financial markets. Our leadership team has structured our company to emulate certain aspects of larger financial institutions that we perceive to be beneficial to our business and clients without losing our community-based roots. Combined, our leadership team has over 170 years of banking and financial experience.
•	Ronald L. Haan, age 57, is the President and Chief Executive Officer of the Company and the Bank. Mr. Haan's biographical information appears above under the caption "Our Board of Directors."

•

Jon W. Swets, age 45, has been Senior Vice President and Chief Financial Officer of the Company and the Bank since July 1, 2002. Prior to joining the Company, Mr. Swets served as an audit partner at Crowe, Chizek and Company LLC. Mr. Swets also served as Chief Financial Officer for several years at AmeriBank in Holland, Michigan until its acquisition by Fifth Third Bank.

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Craig A. Hankinson, age 43, joined the Company in 2010 and was appointed Senior Vice President of the Company and Senior Vice President and Chief Credit Officer of the Bank in November 2010. Mr. Hankinson has more than 20 years of credit and lending experience in the West Michigan and broader Midwest regional market. Most recently, he served as Senior Credit Officer of the business banking group for Fifth Third Bancorp.

•

Edward D. Ryan, age 54, has been Vice President of the Company since 2009 and Vice President of the Bank since March 2009. Mr. Ryan has more than 29 years banking experience with various local community banks. Mr. Ryan leads the Bank's Special Assets Group.

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Matthew D. Hoeksema, age 39, was appointed as Senior Vice President of the Company in April 2011 and Senior Vice President and head of Commercial Banking for the Bank in March 2011, after serving the Bank in that capacity in an interim role during 2010. Mr. Hoeksema brings more than 17 years of lending experience in West Michigan to this position. Prior to his appointment as interim head of Commercial Banking, he served as Commercial Market Manager of our lakeshore region. Earlier in his career, Mr. Hoeksema held commercial banking positions at Ottawa Savings Bank and FMB-First Michigan Bank.

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Jill A. Walcott, age 44, has been Senior Vice President of the Company since 2002 and is currently Senior Vice President, Senior Retail Banking Officer of the Bank. Ms. Walcott began with the Bank in December of 1997 as Vice President, Branch Administrator and was promoted to Senior Vice President in 2002. Ms. Walcott manages the Bank's marketing and retail banking functions.

Our Strategy

          The Board of Directors of the Company has significantly changed the strategic direction and focus of the Bank to improve its internal operations and to work out of its problem loans and assets. During the fourth quarter of 2009, the Board of Directors elected a new, independent Chairman of the Board. The Company has since worked closely with its regulators at the FRB and the Bank's regulators at the FDIC and OFIR to put in place improved controls and procedures. The Board has implemented additional corporate governance practices and disciplined business and banking principles, and implemented more conservative lending principles that comply with regulatory standards, and appointed experienced and disciplined lending and compliance personnel. The focus of our management team has turned from growing our business to executing these disciplined business and banking procedures, limiting future losses, preserving capital and improving operational efficiencies.

          Despite the strain that a continuing soft economy places on the loan portfolio, the Company is committed to its efforts to mitigate future loan losses. Tangible steps have been taken to reduce exposure within certain credit concentrations, establish more conservative lending principles that comply with regulatory standards, implement new lending and compliance policies and procedures, and enhance problem loan identification and resolution plans. These steps include the following:

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Board Oversight. The full Board of Directors and the Audit and Compliance Committees of the Board now meet at least monthly to monitor, among other items, the new lending and compliance procedures. The Board also restructured the reporting lines for departments involved in managing activities involved in the lending function. The Special Asset Group responsible for the management of problem assets, the Credit Administration department responsible for loan policy and credit monitoring, and the Risk Management Department are led by qualified officers who report directly to the Audit Committee. The Board intends that all necessary resources will be allocated to ensure compliance and to allow the Bank to work out of its problem loans and assets.

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Plan to Reduce Substandard Assets. We recognize the need to reduce our risk position related to substandard assets. We have formulated and implemented specific plans for each asset identified as substandard. Reductions are expected to be achieved in a variety of ways, including collecting, upgrading (when appropriate and independently verified), right-sizing, or improving the quality of the assets. The ultimate objective is to return the amount of these assets to an acceptable level. The Company also recognizes that the downturn in real estate values may be sustained and it must continuously re-evaluate every classified asset. The economic environment has a direct impact on our market and all targets will be re-evaluated regularly as these plans evolve. The specific plans are reviewed and approved by the Audit and Compliance Committees at monthly meetings.

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Concentration Reduction. We implemented a concentration reduction plan to measure and monitor concentrations of credit on an ongoing basis. Execution of that plan included curtailing the origination of residential land development loans, the portfolio primarily responsible for loan losses in 2008 and 2009. Increased emphasis has been placed on obtaining updated property valuations and "right-sizing" of loan balances either through pay downs or by obtaining additional collateral in order to protect the Bank. Partially as a result of these efforts, total commercial real estate loans declined $126.8 million in 2010, and commercial loans secured by residential real estate, the portfolio that has created the majority of stress within our loan portfolio, declined $57.6 million in the same period. We expect continued reductions in our real estate portfolios in an effort to maintain or improve our capital ratios and comply with the Consent Order.

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Loan Review. The Loan Review function previously reported administratively through Credit Administration and functionally to the Board Loan Committee. Loan Review now reports functionally to the Audit Committee. The Risk Management department is now responsible administratively for the Loan Review function and has expanded this team to include a Senior Loan Review Manager and additional resources to support our goal of completing an independent, annual review of the entire commercial loan portfolio to monitor the accuracy and completeness of the watch list and all risk grades. This process is intended to identify violations of law, rules, or regulations and policy, credit and collateral documentation exceptions and track corrective measures. This function is also responsible for the integrity of the loan grading system and the independent review of loan grades at inception and renewal.

•

Lender Accountability. Management established individual lender scorecards which are monitored on an ongoing basis. Lenders are apprised monthly of these scorecards and held accountable. We evaluated the performance of individual lenders and implemented corrective action, including the termination of loan officers whose loan portfolios included a majority of the Company's nonperforming assets.

•

Loan Policies and Procedures. Loan policy and underwriting guidelines were significantly enhanced in 2009 and have been reassessed for compliance with regulatory requirements and disciplined business practices. Improvements have been made to the Appraisal Policy, Commercial Loan Policy, Environmental Risk Policy, Consumer Loan Policy, Loan Loss Reserve Policy, Non-Accrual and Charged-Off Loan Policy, Real Estate Loan Policy and Loan Review Policy. Further enhancements to the control framework will be evaluated on an on-going basis.

          The second, third and fourth quarters of 2010 and the first quarter of 2011 reflect progress made in implementing these plans. The following table highlights asset quality results achieved the past six quarters.
(in millions)	Quarter Ended December 31, 2009	Quarter Ended March 31, 2010	Quarter Ended June 30, 2010	Quarter Ended September 30, 2010	Quarter Ended December 31, 2010	Quarter Ended March 31, 2011
Commercial loans	$ 1,210.4	$ 1,112.6	$ 1,047.4	$ 973.6	$ 933.9	$ 886.4
Nonperforming loans	103.9	102.5	95.1	84.4	75.4	56.1
Other real estate owned and repo assets	37.3	45.9	48.8	54.1	58.0	65.0
Total nonperforming assets	141.2	148.4	143.8	138.6	133.4	121.1
Net chargeoffs	15.0	13.6	6.3	4.6	5.2	3.6
Total delinquencies	118.6	124.8	94.2	81.1	55.7	41.2

Regulatory Developments

Consent Order with Macatawa Bank and its Regulators

          On February 22, 2010, Macatawa Bank entered into a Consent Order (the "Consent Order") with the FDIC and OFIR, the primary banking regulators of the Bank. The Bank agreed to the terms of the Consent Order without admitting or denying any charges of unsafe or unsound banking practices. The Consent Order imposes no fines or penalties on the Bank. The Consent Order will remain in effect and enforceable until it is modified, terminated, suspended, or set aside by the FDIC and the OFIR. Macatawa Bank's customer deposits remain fully insured to the highest limit set by the FDIC. The Board of Directors views the requirements of the Consent Order as necessary components of its efforts to return Macatawa to profitability and pursue the long term success of Macatawa Bank for its shareholders, depositors, and customers.

          The Consent Order includes the following requirements, among others:
•

While the Consent Order is in effect, the Bank may not declare or pay any cash dividend without the prior written consent of the FDIC and the OFIR. The Bank did not pay dividends to the Company during 2009, 2010 and the first quarter of 2011. In previous periods, dividends from the Bank to the Company were primarily utilized by the Company to pay its operating expenses, dividends on its common and preferred stock and interest on its subordinated notes and trust preferred securities. The Company has suspended payment of dividends on common and preferred stock and has deferred interest payments on trust preferred securities.

•

The Bank must attain and maintain a Tier 1 Leverage Capital Ratio of at least 8% and a Total Risk Based Capital Ratio of at least 11%. As of March 31, 2011, these ratios were 7.1% and 10.4%, respectively.

•

The Bank is prohibited from extending additional credit to, or for the benefit of, any borrower who is already obligated to the Bank on any loan that has been charged off by the Bank, so long as the amount charged off remains uncollected. In addition, the Consent Order prohibits the Bank from extending any additional credit to a borrower who has an uncollected loan that has been classified "Substandard" or "Doubtful", unless the Bank's Board of Directors has determined that extending additional credit to the borrower is in the best interest of the Bank.

          The Company believes that, as of the date of this prospectus, the Bank was in compliance in all material respects with all of the provisions of the Consent Order, other than the minimum capital requirements.

Written Agreement with the Company and its Regulator

          The Company has formally entered into a Written Agreement with the FRB with an effective date of July 23, 2010. Among other things, the Written Agreement provides that the Company:
•	must take appropriate steps to fully utilize its financial and managerial resources to serve as a source of strength to Macatawa Bank;

•	may not declare or pay any dividends without prior FRB approval;

•	may not take dividends or any other payment representing a reduction in capital from Macatawa Bank without prior FRB approval;

•	may not make any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities without prior FRB approval;

•	may not incur, increase or guarantee any debt without prior FRB approval;

•	may not purchase or redeem any shares of its stock without prior FRB approval;

•

may not appoint any new director or senior executive officer, or change the responsibilities of any senior executive officer so that the officer would assume a different senior executive officer position, without prior regulatory approval;

•	must submit to the FRB an acceptable written plan to maintain sufficient capital on a consolidated basis; and

•	must submit to the FRB a written statement of the Company's planned sources and uses of cash for debt service, operating expenses, and other purposes for 2010 and subsequent years.

          Each quarter we request approval from the FRB to make the next quarter's interest payment on our subordinated debt and are continuing to accrue the interest amounts due.

          Since the effective date of the Written Agreement, we have submitted our capital plan, cash flow projections and other reports in accordance with the timelines specified in the Written Agreement or agreed upon extensions. In addition, our senior management has met with and spoken to FRB representatives several times since the Written Agreement became effective. On November 15, 2010, we submitted a plan to maintain sufficient capital and have had several conversations with the FRB regarding the plan since that time. At the FRB's request, we submitted an updated draft of the capital plan on March 31, 2011. The FRB requested revisions to the draft capital plan and we submitted an updated draft incorporating those revisions on April 29, 2011. On February 11, 2011, we submitted to the FRB a written statement of the Company's planned sources and uses of cash for 2011. At the FRB's request, we submitted a plan for how the Company will meet its cash flow obligations for 2011 on March 31, 2011.

          Other than acceptance by the FRB of a capital plan and our plan for meeting cash flow obligations for 2011, the Company believes that, as of the date of this prospectus, it was in compliance in all material respects with all of the provisions of the Written Agreement.

Pending SEC Investigation

          We have been fully cooperating with the SEC, which is conducting a non-public fact-finding investigation into the circumstances surrounding the Company's restatement of earnings for the quarter ended June 30, 2008 and the Company's revision of its previously announced financial results for the quarter ended June 30, 2009. The SEC has not provided us with notice asserting that any violations of the securities laws have occurred, but there can be no assurance as to the outcome of its investigation. For additional information, please see "Risk Factors - A pending SEC investigation may subject us to significant costs and could divert management attention."

Strategies for Complying with the Consent Order

          Our strategies to increase the Bank's capital ratios in order to comply with the capital requirements of the Consent Order include the following:
•	Earnings improvements. Our steps to reduce and manage our expenses have included:

•	We reduced staff during 2008 and 2009.
•	We paid no senior management bonuses for 2007 through 2010.
•	We have suspended merit pay increases.
•	We suspended 401(k) plan matching contributions at the beginning of 2010.

These steps, along with other expense reduction measures, have resulted in the removal of approximately $9.0 million from the Bank's annualized operating costs since 2008. During 2010, controllable noninterest expenses, excluding nonperforming asset costs and FDIC assessments, were at their lowest levels in over five years. The management team remains active at exploring on-going cost reduction opportunities as the Bank continues to "right-size" its operation.

•

Suspension of dividends. The Bank did not pay dividends to the Company during 2009, 2010 and the first quarter of 2011. In previous periods, dividends from the Bank to the Company were primarily utilized by the Company to pay dividends on its common and preferred stock and interest on its trust preferred securities. To preserve Bank capital, the Company continued the suspension of dividend payments on common and preferred stock and the deferral of interest payments on trust preferred securities during 2010 and the first quarter of 2011.

•

Risk Management and Improvement of Asset Quality. Despite the strain that a continuing soft economy places on the loan portfolio, the Company is committed to managing risk and mitigating loan losses. Tangible steps have been taken to reduce exposure within certain credit concentrations, establish more conservative lending principles that comply with regulatory standards, implement new lending and compliance policies and procedures, and enhance problem loan identification and resolution plans. These steps include increased Board of Directors oversight, specific plans to reduce substandard assets, Audit Committee oversight of the loan review process, establishment of lender accountability procedures, and enhanced loan policies and procedures.

•

Asset Reduction. Total assets were reduced by $319.2 million to $1.83 billion at December 31, 2009 from $2.15 billion at December 31, 2008 and further reduced to $1.58 billion at December 31, 2010 and $1.56 billion at March 31, 2011. The decrease in total assets was largely from a reduction in our loan portfolio from efforts to reduce concentration in certain loan types. We are implementing a concentration reduction plan to measure and monitor concentrations of credit on an ongoing basis. Execution of that plan included curtailing the origination of residential land development loans, the portfolio primarily responsible for loan losses in 2008 and 2009. Increased emphasis has been placed on obtaining updated property valuations and "right- sizing" of loan balances either through pay downs or by obtaining additional collateral in order to protect the Bank. We expect further asset reductions in these areas as we continue to execute this plan.

•

Securities Portfolio Changes. During the second quarter of 2010, we completed the disposition of nearly all of the municipal, corporate and U.S. agency securities in our available-for-sale investment portfolio through sales in the open market. The securities were sold for a total of approximately $102 million. The sales were executed as part of our overall strategy to increase our regulatory capital ratios and liquidity. The majority of the proceeds have been initially invested in liquid money market balances with money center banks. We intend to ultimately reinvest the proceeds in higher yielding investment securities when market conditions improve.

•

Capital Raising. We increased our capital through the sale of $31.3 million of Series A Preferred Stock in the fourth quarter of 2008. During the second and third quarters of 2009, we increased our capital by $5.9 million through the issuance of Series B Preferred Stock, common stock and subordinated debt. We are undertaking the rights offering and the public offering to raise equity capital to improve the Bank's capital position and our consolidated capital position as required by the Consent Order and the Written Agreement.

Executive Offices and Website

          Our headquarters and administrative offices are located at 10753 Macatawa Drive, Holland, Michigan 49424, and our telephone number is (616) 820-1444. Our internet website address is www.macatawabank.com. The information on our website is not a part of this prospectus and the reference to our website address does not constitute incorporation by reference of any information on our website into this prospectus.

The Offerings
Shares Offered

Macatawa Bank Corporation is offering up to a maximum of 17,826,086 shares of Company common stock. The Company may increase or decrease the size of the offerings in its sole discretion. Because there is no minimum offering amount, any purchaser of common stock in the offerings may be the only purchaser.

Offering price	$2.30 per share.

Determination of Size of Offerings

The Board of Directors determined that the Company's existing shareholders should have an opportunity to purchase substantially all of the shares of common stock that we are offering. The Board established the total offering size of $41 million by multiplying the offering price, as determined by the Board of Directors, by the approximate number of shares outstanding as of the May 2, 2011. A committee of the Board of Directors consisting only of independent directors who will not purchase shares in the offering ratified and approved the price, size and other aspects of the offerings.

We do not expect that all shareholders will exercise all of their subscription rights. Any shares offered but not sold in the rights offering will be offered for sale in the public offering. The Board of Directors believes that even if the rights offering and the public offering are not fully subscribed, the offerings may be considered successful if we are able to address our capital needs. Please see "Our Capital Needs" on page 2.

Rights Offering

We are distributing at no cost or charge to our shareholders one nontransferable subscription right for each whole share of common stock owned as of 5:00 p.m., Eastern Time, on the record date, May 2, 2011. We will not issue rights for fractional shares.

Subscription Rights

For each subscription right that you own, you will have a right to buy from us one share of our common stock at the subscription price. See "What is the subscription right?" on page 18. There is no over-subscription privilege. Shareholders who wish to purchase more shares than entitled to in the rights offering may submit an expression of interest to participate in the public offering. See "The Public Offering - How to Subscribe in the Public Offering" on page 51.

Expiration of Rights

The subscription rights will expire at 5:00 p.m., Eastern Time, on June 7, 2011, unless the expiration date is extended in our discretion. We reserve the right to extend the subscription rights period at our sole discretion. See "How soon must I act to exercise my subscription rights?" on page 20.

Public Offering

We are also conducting an offering of common stock to the public, referred to as the public offering. We have not reserved a specific number of shares for the public offering. In the public offering, we are offering for sale any shares offered and not sold in the rights offering up to the total offering amount. There is no guarantee that any shares will be available in the public offering. Shareholders may participate in the public offering. See "What is the public offering?" on page 18.

No Revocation	You may not revoke an exercise of subscription rights in the rights offering. You may not revoke a subscription in the public offering once you have submitted an executed subscription agreement.

Discretion to Accept, Reject or Limit Subscriptions

We reserve the right to reject in whole or in part any or all exercise of subscription rights in the rights offering and any subscription in the public offering.

A person, together with certain related persons and associates, may not purchase a number of shares such that upon completion of the offerings the person owns in excess of 4.9% of the Company's common stock outstanding. This limit is being imposed as a measure to help preserve the future availability of our deferred tax assets.

We may elect not to sell shares of our common stock to any proposed purchaser in the rights offering or the public offering who, in our sole judgment, might be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of the expiration of the rights offering or expiration of the public offering, as applicable, such clearance or approval has not been obtained or any applicable waiting period has not expired.

The Company may waive these limitations in its sole discretion. The Company reserves the right to allocate shares sold to investors in the public offering in its sole discretion and for any reason.

See "Are there any limits on the number of shares I may purchase in the offerings or own as a result of the offerings?" on page 21.

No Board of Directors Recommendation	Our board of directors is making no recommendation regarding the exercise of subscription rights or participation in the public offering.

Director and Senior Management Participation

Some of the Company's directors and members of senior management intend to subscribe for shares in the offerings. Based on non-binding expressions of intent, we expect 6 of our directors and 9 members of our senior management to purchase shares in the offerings having an aggregate purchase price between approximately $2,000,000 and $5,000,000. The actual level of purchases by directors and members of senior management will depend in part on the number of shares available in the public offering. A committee of the Board of Directors consisting only of independent directors who will not purchase shares in the offerings has authorized and approved the sale of shares to the other directors on the same terms and conditions applicable to all other investors purchasing shares in the offering. See "The Offerings and Plan of Distribution - Director and Senior Mangement Participation."

Common shares outstanding after the offerings	35,505,707 shares, if all shares offered are sold.

Net proceeds	We estimate the net proceeds from the offerings, after estimated expenses, will be approximately $40.3 million, if all shares offered are sold.

Use of proceeds

We intend to use a portion of the net proceeds of the offerings to contribute to the capital of the Bank to increase the Bank's capital and regulatory capital ratios and for general corporate purposes, including funding organic loan growth and long-term strategic opportunities. As of March 31, 2011 the Bank needed a capital injection of approximately $14.0 million to comply with the Tier 1 Leverage Capital Ratio requirement and needed a capital injection of approximately $7.1 million to comply with the Total Risk Based Capital Ratio requirement of the Consent Order. See "Use of Proceeds."

Trading market	Our common stock is traded on The Nasdaq Global Select Market under the symbol "MCBC." See "Market for Common Stock and Dividend Information."

Dividends

The Board of Directors of the Company suspended payment of dividends on our common stock in 2008. Our Written Agreement and Consent Order prohibit the Company and the Bank from declaring or paying dividends. See "Market for Common Stock and Dividend Information."

Risk Factors

Before you decide to invest in our common stock, you should carefully review this entire prospectus, including the risk factors set forth under the "Risk Factors" section of this prospectus beginning on page 23. You should also carefully review all of the information incorporated by reference into this prospectus. See "Incorporation of Certain Information by Reference" on page 54.

U.S. Federal Income Tax Considerations For Investors

If you are a U.S. holder (as defined below under "U.S. Federal Income Tax Considerations for Investors") and hold common stock on the record date for the rights offering, you will not recognize taxable income for U.S. federal income tax purposes upon receipt of the subscription rights. If you allow the subscription rights you receive to expire unexercised, you will not recognize any gain or loss on the expiration of your subscription rights. You will not recognize any gain or loss upon the exercise of your subscription rights. See "U.S. Federal Income Tax Considerations for Investors."

Subscription Agent and Information Agent

We have engaged Registrar and Transfer Company as our subscription agent for the rights offering. We have engaged Eagle Rock Proxy Advisors, LLC as our information agent for the rights offering. If you have any questions about the rights offering, please contact the information agent at 1-855-612-6974.

Procedure for Subscribing in the Rights Offering

To exercise your subscription rights, you must take the following steps:

If you hold a share certificate, you must deliver payment and a properly completed and signed rights certificate to the subscription agent to be received before 5:00 p.m., Eastern Time, on June 7, 2011. You may deliver the documents and payment by hand delivery, U.S. mail or courier service. If U.S. mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested. See "How do I exercise my subscription rights if I am a record shareholder?" on page 20.

If you hold your common shares through a custodian bank, broker, dealer or other nominee, then your nominee is the record holder of the shares you own. If you are not contacted by your nominee, you should contact your nominee as soon as possible. Your nominee must exercise the subscription rights on your behalf for the common shares you wish to purchase. You will not receive a rights certificate. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the expiration date that we have established for the rights offering on June 7, 2011. See "What should I do if I want to participate in the rights offering, but my shares are held in the name of a custodian bank, broker, dealer or other nominee?" on page 20.

Procedure for Subscribing in the Public Offering

Prospective investors who wish to subscribe in the public offering, including shareholders who wish to purchase more shares than entitled to purchase in the rights offering, may submit the expression of interest which accompanies this prospectus and return it to the Company prior to the expiration of the rights offering at 5:00 p.m., Eastern Time, on June 7, 2011, unless the expiration date is extended in our discretion. Upon the conclusion of the rights offering, investors in the public offering must execute a subscription agreement and provide payment of the subscription price by wire transfer or certified check no later than 5:00 p.m., Eastern Time, on June 20, 2011, unless the expiration date is extended in our discretion. See "How do I purchase shares in the public offering?" on page 21.

Summary of Selected Consolidated Financial Information

          The following unaudited table sets forth selected historical consolidated financial information as of and for the three months ended March 31, 2011 and 2010 and as of and for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 derived from our audited consolidated financial statements. The unaudited financial information as of and for the three months ended March 31, 2011 and 2010 has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments necessary to fairly present the data for such periods. You should read this information in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which are incorporated by reference into this prospectus. See "Incorporation of Certain Information by Reference" on page 54.
	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share data)
Summary of Earnings
Total Interest Income (including fees on loans)	$15,853	$20,937	$76,003	$95,878	$116,075	$139,372	$133,506
Total Interest Expense	4,255	7,909	25,436	43,085	57,944	76,456	66,089
Net Interest Income	11,598	13,028	50,567	52,793	58,131	62,916	67,417
Noninterest Income	3,679	3,468	18,023	16,697	18,144	16,098	14,177
Noninterest Expense	15,436	17,926	62,681	67,391	58,433	50,259	44,913
Pre-tax, Pre-Provision Income(1)(4)	(159)	(1,430)	5,909	2,099	17,842	28,755	36,681
Provision for Loan Losses	(1,450)	19,710	22,460	74,340	37,435	15,750	7,715
Goodwill Impairment Charge	-	-	0	0	27,634	0	0
Income (Loss) Before Income Taxes	1,291	(21,140)	(16,551)	(72,241)	(47,227)	13,005	28,966
Income Taxes	0	0	1,303	(8,600)	(8,373)	3,736	9,135
Net Income (Loss)	1,291	(21,140)	(17,854)	(63,641)	(38,854)	9,269	19,831
Dividends declared on preferred shares	0	0	0	2,870	817	0	0
Net Income (Loss) available to common	$1,291	$(21,140)	$(17,854)	$(66,511)	$(39,671)	$9,269	$19,831
Per Share Data
Basic earnings (loss) per share	$.07	$(1.19)	$(1.01)	$(3.81)	$(2.33)	$.54	$1.17
Diluted earnings (loss) per share	.07	(1.19)	(1.01)	(3.81)	(2.33)	.54	1.14
Cash Dividends Paid	0	0	0	0.26		.51	.46
Book Value	2.04	1.91	1.96	3.10	6.91	9.47	9.19
Tangible Book Value	2.02	1.88	1.94	3.07	6.88	7.82	7.73
Balances at Period-End
Total Assets	$1,557,235	$1,718,429	$1,578,261	$1,830,172	$2,149,372	$2,132,973	$2,074,816
Allowance for Loan Losses	42,343	60,782	47,426	54,623	38,262	33,422	23,259
Net Loans	1,111,649	1,377,325	1,169,770	1,456,193	1,735,801	1,717,210	1,688,191
Interest earning Assets(2)	1,417,783	1,589,670	1,453,041	1,702,227	2,009,859	1,996,732	1,921,735
Total Deposits	1,264,665	1,370,767	1,276,620	1,416,337	1,665,761	1,523,553	1,667,557
Short-Term Borrowings	174,270	232,003	185,336	278,023	284,790	354,052	192,018
Long-Term Borrowings	42,888	42,888	42,888	42,888	41,238	41,238	41,238
Total Tangible Common Equity	35,734	33,231	34,356	54,235	117,702	117,702	131,371
Total Shareholders' Equity	69,153	66,917	67,842	87,991	149,213	149,213	156,849
Total Common Shareholders' Equity	35,989	33,753	34,678	54,827	118,576	118,576	156,849

__________________________
1 Represents Income (loss) before income taxes adjusted to remove provision for loan losses and goodwill impairment charge.
2 Includes non-accrual loans.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share data)
Average Balances
Total Assets	$1,565,782	$1,785,286	$1,660,909	$2,016,876	$2,129,937	$2,102,541	$1,970,305
Total Shareholders' Equity	68,924	83,692	71,445	125,776	161,515	164,730	151,479
Total Common Shareholders' Equity	35,760	50,528	38,280	92,611	130,878	164,730	151,479
Asset Quality
Net Charge Offs	$3,633	$13,550	$29,657	$57,979	$32,595	$5,587	$5,448
Loans 30-89 Days Past Due	10,082	41,660	8,449	29,806	34,832	40,103	17,791
Nonaccrual Loans	55,612	91,699	74,761	90,999	89,433	67,881	5,316
Nonperforming Loans	56,097	102,548	75,361	103,885	92,249	73,871	22,290
Other real estate owned and repossessed assets	65,014	45,874	58,034	37,408	19,821	5,876	3,293
Nonperforming Assets	121,111	148,422	133,395	141,193	112,071	79,747	25,583
Nonperforming Loans to Total Loans	4.86%	7.13%	6.19%	6.88%	5.20%	4.22%	1.30%
Nonperforming Assets to Total Loans and OREO	9.94%	10.00%	10.46%	9.13%	6.25%	4.54%	1.49%
Nonperforming Assets to Total Assets	7.78%	8.64%	8.45%	7.71%	5.27%	3.75%	1.23%
Allowance for Loan Losses to Total Loans	3.67%	4.23%	3.90%	3.62%	2.16%	1.91%	1.36%
Allowance for Loan Losses to Nonperforming Loans	75.48%	59.27%	62.93%	55.09%	41.30%	47.24%	106.72%
Annualized Net Charge-Offs to Average Loans Outstanding	1.23%	3.68%	2.18%	3.54%	1.85%	..32%	..33%
Other Significant Ratios
Efficiency Ratio (On tax equivalent basis)	101.04%	108.67%	91.39%	96.98%	112.84%	63.61%	55.04%
Net Interest Margin	3.22%	3.22%	3.28%	2.82%	2.94%	3.21%	3.67%
Pre-Tax, Pre-Provision ROA(3)(4)	(.04)%	(.32)%	.36%	.10%	.84%	1.37%	1.86%
Return on Average Assets	.33%	(4.74)%	(1.08)%	(3.16)%	(1.82)%	.44%	1.01%
Return on Average Equity	7.49%	(101.04)%	(24.99)%	(50.60)%	(24.06)%	5.63%	13.09%
Average Earning Assets to Average Assets	91.82%	92.37%	92.43%	93.43%	92.79%	92.99%	93.12%
Loans to Deposits	91.25%	104.91%	95.35%	106.67%	106.50%	114.90%	102.63%
Core Deposits to Total Deposits	96.63%	88.00%	96.23%	85.42%	79.72%	86.69%	83.63%
Total Capital to Risk Weighted Assets	10.3%	8.3%	9.7%	9.2%	11.3%	10.7%	10.9%
Tier 1 Leverage Capital to Risk Weighted Assets	7.5%	5.7%	6.9%	7.1%	10.0%	9.4%	9.5%
Tier 1 Leverage Capital to Average Assets	5.8%	4.8%	5.8%	6.0%	8.8%	8.3%	8.5%
Tangible Common Equity to Tangible Asset	2.30%	1.93%	2.18%	2.96%	5.48%	6.21%	6.41%
Dividend Payout Rate	n/a	n/a	n/a	n/a	(11.16)%	94.44%	40.35%

__________________________
3 Represents Income (loss) before income taxes adjusted to remove provision for loan losses and goodwill impairment charge, divided by average total assets.
4 Management considers pre-tax, pre-provision income and pre-tax, pre-provision return on average assets to be useful and consistent measures of the Company's earning capacity. While this information is not consistent with, nor intended to replace, presentation under GAAP, it is presented here for comparison.

QUESTIONS AND ANSWERS RELATING TO THE OFFERINGS

What is the rights offering?

          We are distributing, at no charge, to holders of our common shares, non-transferable subscription rights to purchase our common shares. You will receive one subscription right for each common share you owned as of 5:00 p.m., Eastern Time, on May 2, 2011, the record date. The shares to be issued in the rights offering, like our existing common shares, are listed on The Nasdaq Global Select Market under the symbol "MCBC".

What is the subscription right?

          Each subscription right gives our shareholders the opportunity to purchase one share of our common stock at a subscription price of $2.30 per share. For example, if you owned 100 common shares as of May 2, 2011, you would have received 100 subscription rights and would have the right to purchase 100 common shares for $2.30 per share. You may exercise all or a portion of your subscription rights or you may choose not to exercise any subscription rights at all.

          If you are a registered holder of Macatawa Bank Corporation common stock, the number of shares of common stock you may purchase by exercising your subscription rights is indicated on the enclosed rights certificate. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. Instead, the Depositary Trust Company will issue rights to the nominee record holder for each common share that you own at the record date. If you are not contacted by your custodian bank, broker, dealer or other nominee, you should contact your nominee as soon as possible.

Is there an over-subscription privilege?

          No. If there are any shares that are offered but unsold in the rights offering, they will be offered in the public offering. Shareholders who wish to purchase a number of shares of common stock that is greater than the subscription rights issued to them may submit an expression of interest to purchase shares in the public offering. See "The Public Offering - How to Subscribe in the Public Offering" on page 51.

What is the public offering?

          We are also conducting an offering of common stock to the public, referred to as the public offering. In the public offering, we are offering for sale any shares not purchased in the rights offering, up to the total offering amount. The public offering will terminate at 5:00 p.m., Eastern Time, on June 20, 2011, unless we extend the offering period in our discretion. There is no guarantee that any shares will be available for purchase in the public offering.

Why are we conducting the offerings?

          We intend to use a portion of the net proceeds of the offerings to contribute to the capital of the Bank to increase the Bank's capital and regulatory capital ratios. As of March 31, 2011, the Bank needed a capital injection of approximately $14.0 million to comply with the Tier 1 Leverage Capital Ratio requirement and needed a capital injection of approximately $7.1 million to comply with the Total Risk Based Capital Ratio requirement of the Consent Order. We intend to retain a portion of the net proceeds at the Company to pay a portion of the Company's direct operating expenses while the Company is unable to fund those expenses with dividends from the Bank. Assuming all of the shares in the offerings are sold, the Company intends to contribute $30 million of the net proceeds from the offerings to the Bank. There is no assurance as to any particular level of proceeds from the offerings.

          Funds contributed to the Bank will be used by the Bank for general operating purposes which may include, among others, funding of loans, investment in securities, and payment of expenses. The proceeds of the offerings which are not contributed to the Bank will be used by the Company for general corporate purposes which may include, among others, payment of expenses, payment of interest on subordinated notes and trust preferred securities, and pursuing strategic opportunities which may be presented to the Company in the future.

          Our board of directors also considered several alternative capital raising methods prior to concluding that the rights offering, in conjunction with a public offering, was the appropriate option under the current circumstances. We believe that the offerings will strengthen our financial condition by generating additional cash and increasing our capital levels. It is possible that we will need to seek additional financing or engage in additional capital offerings in the future.

How was the $2.30 per share subscription price determined?

          Our board of directors determined the terms of the offerings, including the subscription price, in its sole discretion on May 2, 2011. In determining the subscription price, the board of directors considered a number of factors, including:

•	the price at which shareholders and prospective shareholders are expected to be willing to purchase shares;
•	historical and current trading prices for our common stock;
•	the need for liquidity and capital and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis;
•	the earnings per share and the per share book value of our common stock;
•	our operating history and prospects for future earnings;
•	the prospects of the banking industry; and
•	the prices of equity securities of comparable companies.

          In conjunction with its review of these factors, the board of directors also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, and our current financial condition and regulatory status. The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the terms of the offerings were approved by our board of directors or during the offerings.

          A committee of the Board of Directors consisting only of independent directors who will not purchase shares in the offering ratified and approved the subscription price of $2.30 per share for the rights offering and the public offering.

How was the offering size determined?

          The Board of Directors determined that the Company's existing shareholders should have an opportunity to purchase substantially all of the shares of common stock that we are offering. The Board established the total offering size of $41 million by multiplying the offering price, as determined by the Board of Directors, by the approximate number of shares outstanding as of the May 2, 2011. A committee of the Board of Directors consisting only of independent directors who will not purchase shares in the offering ratified and approved the price, size and other aspects of the offerings.

          We do not expect that all shareholders will exercise all of their subscription rights. Any shares offered but not sold in the rights offering will be offered for sale in the public offering. The Board of Directors believes that even if the rights offering and the public offering are not fully subscribed, the offerings may be considered successful if we are able to address our capital needs. Please see "Our Capital Needs" on page 2.

Has our board of directors made a recommendation to our shareholders regarding the rights offering?

          No. Our board of directors is making no recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on new money invested. We cannot predict the price at which our common shares will trade; therefore, we cannot assure you that the market price for our common shares will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering and your ability to accept risk. See "Risk Factors" beginning on page 22 for a discussion of some of the risks involved in investing in our common shares.

Am I required to exercise all of the subscription rights I receive in the rights offering?

          No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. If you do not exercise any subscription rights, the number of common shares you own will not change. However, if you choose not to exercise your subscription rights in full, your ownership interest measured as a percentage of our outstanding common shares will be diluted as a result of the rights offering.

How soon must I act to exercise my subscription rights?

          If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and full payment of the subscription price prior to the expiration of the rights offering, which is June 7, 2011, at 5:00 p.m., Eastern Time. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, your nominee may establish a deadline prior to 5:00 p.m., Eastern Time, on June 7, 2011, by which you must provide it with your instructions to exercise your subscription rights and payment for your shares. Our board of directors may, in its discretion, extend the rights offering one or more times. Our board of directors may cancel or amend the rights offering at any time. In the event that the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

          Although we will make reasonable attempts to provide this prospectus to holders of subscription rights, the rights offering and all subscription rights will expire at 5:00 p.m., Eastern Time on June 7, 2011 (unless extended), whether or not we have been able to locate each person entitled to subscription rights.

How do I exercise my subscription rights if I am a record shareholder?

          If you are a shareholder of record and you wish to participate in the rights offering, you must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price, to the subscription agent before 5:00 p.m., Eastern Time, on June 7, 2011.

          In certain cases, you may be required to provide additional documentation or signature guarantees.

          Please follow the delivery instructions on the rights certificate. Do not deliver rights offering documents to the Company or the Bank. You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent so that they are received by the subscription agent by 5:00 p.m., Eastern Time, on June 7, 2011.

          See "The Rights Offering - Exercising of Subscription Rights" on page 47.

What should I do if I want to participate in the rights offering, but my shares are held in the name of a custodian bank, broker, dealer or other nominee?

          If you hold your common shares through a custodian bank, broker, dealer or other nominee, then your nominee is the record holder of the shares you own. If you are not contacted by your nominee, you should contact your nominee as soon as possible. Your nominee must exercise the subscription rights on your behalf for the common shares you wish to purchase. You will not receive a rights certificate. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, June 7, 2011 expiration date that we have established for the rights offering.

What should I do if I want to participate in the rights offering, but my shares are held in my account in the Company's 401(k) Plan?

          If you held shares of our common stock in your 401(k) Plan account as of the record date, you may exercise your subscription rights with respect to those shares of common stock by electing what amount (if any) of your subscription rights you would like to exercise by properly completing the rights certificate that is provided to you. You must return your properly completed form and payment to the subscription agent in the prescribed manner. For the purposes of the rights offering, you will be treated as a record shareholder, and any shares that you elect to purchase in the rights offering will be credited to you directly in book-entry form, and will not be credited to you in your 401(k) Plan account. You may not use funds in your 401(k) Plan account to purchase shares in the rights offering.

What should I do if I want to participate in the rights offering, but my subscription rights are held in my account in the Company's Employee Stock Purchase Plan?

          If you held shares of our common stock in your Macatawa Bank Employee Stock Purchase Plan account as of the record date, you may exercise your subscription rights with respect to those shares of common stock by electing what amount (if any) of your subscription rights you would like to exercise by properly completing the rights certificate that is provided to you. You must return your properly completed form and payment to the subscription agent in the prescribed manner. For the purposes of the rights offering, you will be treated as a record shareholder, and any shares that you elect to purchase in the rights offering will be credited to you directly in book-entry form, and will not be credited to your employee stock purchase plan account. You may not use funds in your Employee Stock Purchase Plan account to purchase shares in the rights offering.

May I transfer my subscription rights?

          No. You may not sell, transfer or assign your subscription rights to anyone. Subscription rights will not be listed on The Nasdaq Global Select Market or any other stock exchange or market. Rights certificates may only be completed by the shareholder who receives the certificate.

What form of payment is required to purchase shares in the rights offering?

          As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent for shares in the rights offering must be made in full U.S. currency wire transfer or by personal check drawn on a U.S. bank payable to "Registrar and Transfer Company". If you send payment by personal check, payment will not be deemed to have been delivered to the subscription agent until the check has cleared. Please note that funds paid by personal check may take at least seven business days to clear, so you should submit your documents and personal check early enough to allow for clearance. See "The Rights Offering - Method of Payment" on page 48.

How do I purchase shares in the public offering?

          Prospective investors who wish to subscribe for shares in the public offering, including shareholders who wish to purchase more shares than entitled to in the rights offering, may complete the nonbinding expression of interest that accompanies this prospectus and return it to the Company before the expiration of the rights offering at 5:00 p.m., Eastern Time, on June 7, 2011, unless extended by us in our discretion.

          Expressions of interest are NOT binding on subscribers or the Company. Do NOT send payment for shares with an expression of interest. There can be no guarantee that any shares will be available for purchase in the public offering. Upon the completion of the rights offering, we will furnish to persons who have timely submitted an expression of interest a prospectus supplement that sets forth the results of the rights offering and the amount of unsubscribed shares accompanied by a subscription agreement. Upon receipt of the prospectus supplement, each subscriber will be asked to do the following:
•	Complete, date, and sign the subscription agreement.
•	Provide payment by wire transfer or certified check payable to Macatawa Bank Corporation in an amount equal to the subscription price of $2.30 times the number of shares subscribed for.
•	Return the completed subscription agreement and payment to Macatawa Bank Corporation not later than at 5:00 p.m., Eastern Time, on June 20, 2011, unless extended by us in our discretion.

          UPON RECEIPT BY US OF THE SUBSCRIPTION AGREEMENT, THE SUBSCRIPTION AGREEMENT WILL BECOME BINDING ON AND IRREVOCABLE BY THE SUBSCRIBER.

          Payment for shares purchased in the public offering must be made by wire transfer or certified check payable to Macatawa Bank Corporation. See "The Public Offering - How to Subscribe in the Public Offering" on page 51.

Are there any limits on the number of shares I may purchase in the offerings or own as a result of the offerings?

          We reserve the right to reject in whole or in part any or all exercise of subscription rights in the rights offering and any subscription in the public offering.

          A person, together with certain related persons and associates, may not purchase a number of shares such that upon completion of the offerings the person owns in excess of 4.9% of the Company's common stock outstanding. This limit is being imposed as a measure to help preserve the future availability of our deferred tax assets.

          We may elect not to sell shares of our common stock to any proposed purchaser in the rights offering or the public offering who, in our sole judgment, might be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of the expiration of the rights offering or expiration of the public offering, as applicable, such clearance or approval has not been obtained or any applicable waiting period has not expired.

          The Company may waive these limitations in its sole discretion. The Company reserves the right to allocate shares sold to investors in the public offering in its sole discretion and for any reason.

When will I receive my new shares?

          If you purchase common shares in the rights offering by submitting a rights certificate and payment, we will deliver your shares in book-entry form only or credit the account of the record holder against payment on or about June 10, 2011, subject to extensions and customary closing conditions. If you purchase shares in the public offering, we will deliver your shares in book-entry form only against payment on or about June 21, 2011, subject to extensions and customary closing conditions.

After I send in my payment and rights certificate, may I cancel my exercise of subscription rights?

          No. All exercises of subscription rights are irrevocable, unless the rights offering is terminated, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase common shares in the rights offering.

If the offerings are not completed, will my subscription payment be refunded to me?

          Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable. If your shares are held in the name of a custodian bank, broker, dealer or other nominee, it may take longer for you to receive the refund of your payment because the subscription agent will return payments through the record holder of your shares.

          If the public offering is not completed, the Company will return all payments received, without interest, as soon as practicable.

What fees or charges apply?

          We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you in the offerings (other than the subscription price). If you exercise subscription rights through a custodian bank, broker, dealer or other nominee, you are responsible for paying any fees your nominee may charge you.

Whom should I contact if I have other questions?

          If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, or about Macatawa Bank Corporation, Macatawa Bank or the rights offering, please contact our information agent, Eagle Rock Proxy Advisors, by calling 1-855-612-6974.

RISK FACTORS

          An investment in our common stock involves significant risks. You should consider carefully the risk factors included below and those discussed under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2010, together with all of the other information included in or incorporated by reference into this prospectus, before making a decision to invest in our common stock. This prospectus also contains forward-looking statements that involve risks and uncertainties. If any of the matters included in the following information about risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you may lose all or a substantial part of your investment.

Risks Related To the Company's Business

Other than the last three quarters of 2010 and the first quarter of 2011, our results of operations have not been profitable in recent periods and we may incur additional losses during 2011.

          We were profitable in the second, third and fourth quarters of 2010 and the first quarter of 2011, but we had posted a high consolidated net loss in each of the preceding six consecutive quarters, and a total consolidated net loss during that time period of $123.5 million. Net income for the second quarter of 2010 was largely due to a $2.7 million gain on the sale of securities. Net income for the fourth quarter of 2010 was impacted by a $574,000 gain on the sale of a bank owned property. The last three quarters of 2010 and the first quarter of 2011 were positively affected by reductions in the allowance for loan losses. Total nonperforming assets as of March 31, 2011 remained high and related costs were also elevated. There is no assurance that our results of operations will stay profitable in the short term or at all. We have recorded provisions for loan losses of $22.5 million and $74.3 million, respectively, for the years ended December 31, 2010 and 2009. Costs associated with the administration and disposition of nonperforming assets were $15.4 million and $11.4 million, respectively, for the years ended December 31, 2010 and 2009. In light of the current economic environment, significant additional provisions for loan losses and nonperforming asset costs may yet be necessary. As a result, we may incur significant additional credit costs in 2011 or beyond, which could adversely impact our financial condition, results of operations, and the value of our common stock.

The Company's past operating results may not be indicative of its future operating results.

          The Company's strategic direction and focus has turned from growth to improving its internal operations, including complying with the Consent Order and the Written Agreement, working out of its problem loans and assets and returning the Company to profitable operations. The Company will not be able to achieve the historical rate of growth it experienced prior to the 2008 economic downturn, may not even be able to grow its business at all and may be forced to continue to shrink assets to maintain regulatory capital ratios. Various factors, many of which are discussed in more detail in the risk factors below, that may impede or prohibit the Company's ability to grow include the impact of elevated levels of nonperforming assets, the inability to maintain or access additional capital and liquidity sources, economic conditions, regulatory and legislative considerations and competition. If the Company experiences a significant decrease in its size, the Company's results of operations and financial condition could be adversely affected due to the percentage of its operating costs being fixed expenses.

Our elevated level of nonperforming assets and other problem loans could continue to have an adverse effect on the Company's results of operations and financial condition.

          Our nonperforming assets (which includes non-accrual loans, foreclosed properties and other accruing loans past due 90 days or more) were approximately $121.1 million at March 31, 2011. These elevated levels could continue to negatively impact operating results through higher loan losses, lost interest and higher costs to administer problem assets. Until these elevated levels of problem assets are reduced, the Company could continue to record operating losses that further materially deteriorate the Company's financial condition and reduce capital levels, further exposing the Company to additional risk factors discussed below.

National, state and local economic conditions could have a material adverse effect on the Company's results of operations and financial condition.

          The results of operations for financial institutions, including our Bank, may be materially and adversely affected by changes in prevailing national, state and local economic conditions. Our profitability is heavily influenced by the quality of the Company's loan portfolio and the stability of the Company's deposits. Unlike larger national or regional banks that are more geographically diversified, the Company provides banking and financial services to customers primarily in Ottawa, Kent and Allegan Counties of Western Michigan. The local economic conditions in these areas have a significant impact on the demand for the Company's products and services, and the ability of the Company's customers to repay loans, the value of the collateral securing loans and the stability of the Company's deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities, financial, capital or credit markets or other factors, could impact national and local economic conditions and have a material adverse effect on the Company's results of operations and financial condition.

Our credit losses could increase and our allowance for loan losses may not be adequate to cover actual loan losses.

          The risk of nonpayment of loans is inherent in all lending activities and nonpayment of loans may have a material adverse effect on our earnings and overall financial condition, and the value of our common stock. We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for potential losses based on a number of factors. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our losses, which could have an adverse affect on our operating results, and may cause us to increase the allowance in the future. The actual amount of future provisions for loan losses cannot now be determined and may exceed the amounts of past provisions. Federal banking regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. These regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses could have a negative effect on our regulatory capital ratios, net income, financial condition and results of operations.

Macatawa Bank Corporation has only limited cash and cash equivalents available at the holding company level. If Macatawa Bank Corporation's cash and cash equivalents were to become exhausted, it would be unable to meet its financial obligations as they come due rendering it insolvent.

          Macatawa Bank Corporation has only limited cash and cash equivalents available at the holding company level. At April 30, 2011, Macatawa Bank Corporation had cash and cash equivalents of $125,000 and $579,000 at March 31, 2011 and December 31, 2010, respectively. In order to temporarily replenish Macatawa Bank Corporation's liquidity pending the offerings, we issued and sold a 2% Subordinated Note in the amount of $1 million to a director of the Company on April 21, 2011, bringing the balance of cash and equivalents to $1,066,971 at April 30, 2011. If completion of the offerings is materially delayed or does not occur, or if participation in the offerings is less than expected, Macatawa Bank Corporation's cash and cash equivalents could become exhausted, unless it is able to access additional funds through other capital raising efforts or other funding sources. If Macatawa Bank Corporation's cash and cash equivalents become exhausted, it would be unable to meet its financial obligations as they come due rendering it insolvent. If Macatawa Bank Corporation becomes insolvent, it could be subject to voluntary or involuntary bankruptcy or similar insolvency proceedings and its business, financial condition and results of operations would be materially and adversely affected.

If the condition of the Bank's loan portfolio worsens, its ability to borrow funds from the Federal Home Loan Bank and Federal Reserve Bank could be adversely affected, which could materially adversely affect the Bank's liquidity position.

          As part of its liquidity management, the Bank borrows funds from the Federal Home Loan Bank and has the ability to borrow from the Federal Reserve Bank. The borrowed funds are collateralized by certain investment securities and qualifying residential and commercial real estate loans. The Bank is permitted to borrow an amount of funds up to a certain percentage of the total investment securities and loans pledged as collateral. The Federal Home Loan Bank and Federal Reserve Bank will not accept as collateral any loan that is rated as a 5 or worse on our internal loan grading system. If the quality of the Bank's loan portfolio worsens, the Bank could have fewer loans eligible to be pledged as collateral for borrowed funds, reducing the total amount of available funds that the Bank is permitted to borrow. A reduction in the total amount of the available funds that the Bank is permitted to borrow from the Federal Home Loan Bank and Federal Reserve Bank could materially adversely affect the Bank's liquidity position.

The Bank cannot accept, renew or roll over brokered deposits without a waiver from the FDIC, which could materially adversely affect the Bank's liquidity position.

          Because the Bank is subject to the Consent Order, the Bank cannot be categorized as "well-capitalized," regardless of actual capital levels. As of the date of this prospectus, the Bank was categorized as "adequately capitalized." As a result, the Bank cannot accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC. It is not likely that the Bank will be granted a waiver of this prohibition. At March 31, 2011, the Bank's brokered deposits totaled $42.6 million and represented 3% of deposits. All of the Bank's brokered deposits are scheduled to mature in 2011. If the Bank is not able to replace the funding required for maturing brokered deposits, the Bank's liquidity position could be materially adversely affected.

We are subject to liquidity risk in our operations, which could adversely affect our ability to fund various obligations.

          Liquidity risk is the possibility of being unable to meet obligations as they come due, pay deposits when withdrawn, and fund loan and investment opportunities as they arise because of an inability to liquidate assets or obtain adequate funding on a timely basis, at a reasonable cost and within acceptable risk tolerances. Liquidity is required to fund various obligations, including credit obligations to borrowers, mortgage originations, withdrawals by depositors, repayment of debt, operating expenses and capital expenditures. Liquidity of the Bank is derived primarily from retail deposit growth and retention, principal and interest payments on loans and investment securities, net cash provided from operation and access to other funding sources. Liquidity is essential to our business. We must maintain sufficient funds to respond to the needs of depositors and borrowers. An inability to raise funds through deposits, borrowings, the sale or pledging as collateral of loans and other assets could have a material adverse effect on our liquidity. An inability to retain the current level of deposits, including the loss of one or more of the Bank's larger deposit relationships, could have a material adverse effect on the Bank's liquidity. Our access to funding sources in amounts adequate to finance activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of the business activity due to a market down turn or regulatory action that limits or eliminates access to alternate funding sources, including brokered deposits discussed above. Our ability to borrow could also be impaired by factors that are nonspecific to the Company, such as severe disruption of the financial markets or negative expectations about the prospects for the financial services industry as a whole.

We are not in compliance with the Consent Order. This could result in enforcement action against us.

          The Bank is subject to the Consent Order with the FDIC and OFIR. The Bank is required to have and maintain a Tier 1 Leverage Capital Ratio of at least 8% and a Total Risk Based Capital Ratio of at least 11%. The Bank was not in compliance with these capital ratios at March 31, 2011. We are evaluating alternatives to reach and maintain the capital levels required by the Consent Order. Achievement of these capital levels could be impacted, positively or negatively, as a result of uncertainties, including, but not limited to, earnings levels, changing economic conditions, asset quality and property values. A failure to raise additional capital to satisfy the capital levels required by the Consent Order could materially adversely affect our ability to maintain our current level of assets and to further expand our operations through organic growth. In addition, the Bank could become subject to an enforcement action, which could result in removal of directors, officers, employees and institution affiliated parties, and the imposition of civil money penalties and even ultimately closure of the Bank.

          The Company believes that, as of the date of this prospectus, the Bank was in compliance in all material respects with all of the provisions of the Consent Order, other than the minimum capital requirements.

Failure to comply with the Written Agreement could result in enforcement action against us.

          The Company is subject to the Written Agreement with the FRB. Under the Written Agreement, among other things, the Company must submit to the FRB an acceptable written plan to maintain sufficient capital on a consolidated basis and a written statement of the Company's planned sources and uses of cash for debt service, operating expenses, and other purposes for 2010 and subsequent years.

          Since the effective date of the Written Agreement, we have submitted our capital plan, cash flow projections and other reports in accordance with the timelines specified in the Written Agreement or agreed upon extensions. In addition, our senior management has met with and spoken to FRB representatives several times since the Written Agreement became effective. On November 15, 2010, we submitted a plan to maintain sufficient capital and have had several conversations with the FRB regarding the plan since that time. At the FRB's request, we submitted an updated draft of the capital plan on March 31, 2011. The FRB requested revisions to the draft capital plan and we submitted an updated draft incorporating those revisions on April 29, 2011. On February 11, 2011, we submitted to the FRB a written statement of the Company's planned sources and uses of cash for 2011. At the FRB's request, we submitted a plan for how the Company will meet its cash flow obligations for 2011 on March 31, 2011.

          Other than acceptance by the FRB of its capital plan and plan for meeting cash flow obligations for 2011, the Company believes that, as of the date of this prospectus, it was in compliance in all material respects with all of the provisions of the Written Agreement. The failure of the Company to comply with the terms of the Written Agreement could result in proceedings to enforce the Written Agreement. Such proceedings could result in removal of directors, officers, employees and institution affiliated parties, the imposition of civil money penalties and other adverse actions.

A pending SEC investigation may subject us to significant costs and could divert management attention.

          We have been fully cooperating with the SEC, which is conducting a non-public fact-finding investigation into the circumstances surrounding the Company's restatement of earnings for the quarter ended June 30, 2008 and the Company's revision of its previously announced financial results for the quarter ending June 30, 2009. The SEC has not provided us with notice asserting that any violations of the securities laws have occurred, but there can be no assurance as to the outcome of its investigation. We have already incurred, and expect to continue to incur, significant legal expenses arising from the investigation. If the SEC were to institute legal action, we could face fines and penalties in an amount that could be material and we could be required to take remedial actions determined by the SEC or a court.

Our construction and development lending has exposed us to significant risks and has resulted in a disproportionate amount of the increase in our provision for loan losses in recent periods.

          Construction and development loans consist of loans to commercial customers for the construction of their business facilities. They also include construction loans to builders and developers for the construction of one- to four-family residences and the development of one- to four-family lots, residential subdivisions, condominium developments and other commercial developments. This portfolio has been particularly adversely affected by job losses, declines in real estate value, declines in home sale volumes, and declines in new home building. Declining real estate values have resulted in sharp increases in losses, particularly in the land development and construction loan portfolios to residential developers. This type of lending is generally considered to have more complex credit risks than traditional single-family residential lending because the principal is concentrated in a limited number of loans with repayment dependent on the successful completion and sales of the related real estate project. Consequently, these loans are often more sensitive to adverse conditions in the real estate market or the general economy than other real estate loans. These loans are generally less predictable and more difficult to evaluate and monitor and collateral may be difficult to dispose of in a market decline. Additionally, we may experience significant construction loan losses if independent appraisers or project engineers inaccurately estimate the cost and value of construction loan projects. The Company curtailed this type of lending in 2008. During 2009 and 2010, the Company also made a significant effort to reduce its exposure to residential land development and other construction and development loans.

          Construction and development loans have contributed disproportionately to the increase in our provisions for loan losses in recent periods. As of March 31, 2011, we had approximately $60.4 million in construction and development loans outstanding, or approximately 5.2% of our loan portfolio. Approximately $28.9 million, or 49.8%, of our net charge-offs during 2009 and approximately $9.2 million, or 31.0%, of our net charge-offs during 2010 were attributable to construction and development loans. Further deterioration in our construction and development loan portfolio could result in additional increases in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

We have significant exposure to risks associated with commercial and residential real estate.

          A substantial portion of our loan portfolio consists of commercial and residential real estate-related loans, including real estate development, construction and residential and commercial mortgage loans. As of March 31, 2011, we had approximately $625.7 million of commercial real estate loans outstanding, which represented approximately 54% of our loan portfolio. As of that same date, we had approximately $127.4 million in residential real estate loans outstanding, or approximately 11% of our loan portfolio. Consequently, real estate-related credit risks are a significant concern for us. The adverse consequences from real estate-related credit risks tend to be cyclical and are often driven by national economic developments that are not controllable or entirely foreseeable by us or our borrowers. General difficulties in our real estate markets have recently contributed to significant increases in our nonperforming loans, charge-offs, and decreases in our income.

Commercial loans may expose us to greater financial and credit risk than other loans.

          Our commercial loan portfolio, including commercial mortgages, was approximately $886.4 million at March 31, 2011, comprising approximately 77% of our total loan portfolio. Commercial loans generally carry larger loan balances and can involve a greater degree of financial and credit risk than other loans. Any significant failure to pay on time by our customers would hurt our earnings. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, when underwriting a commercial or industrial loan, we may take a security interest in commercial real estate, and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to potential financial risks for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental agencies or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination.

Our loan portfolio has and will continue to be affected by the ongoing correction in residential real estate prices and reduced levels of home sales.

          Loans to residential developers involved in the development or sale of 1-4 family residential properties were approximately $60.4 million, $95.7 million, $153.3 million and $204.4 million at March 31, 2011, December 31, 2010, 2009 and 2008, respectively. There continues to be a general slowdown in the housing market in our market area, reflecting declining prices and excess inventories of houses to be sold. As a result, home builders have shown signs of financial deterioration. We expect the home builder market to continue to be volatile and anticipate continued pressure on the home builder segment. As we continue our on-going portfolio monitoring, we will make credit and reserve decisions based on the current conditions of the borrower or project combined with our expectations for the future. If the deterioration in the housing market continues, we could experience higher charge-offs and delinquencies in this portfolio.

We may face increasing pressure from historical purchasers of our residential mortgage loans to repurchase those loans or reimburse purchasers for losses related to those loans.

          We generally sell the fixed rate long-term residential mortgage loans we originate on the secondary market and retain adjustable rate mortgage loans for our portfolios. In response to the financial crisis, we believe that purchasers of residential mortgage loans, such as government sponsored entities, are increasing their efforts to seek to require sellers of residential mortgage loans to either repurchase loans previously sold or reimburse purchasers for losses related to loans previously sold when losses are incurred on a loan previously sold due to actual or alleged failure to strictly conform to the purchaser's purchase criteria. As a result, while we have not yet been required to repurchase such loans, we may face increasing pressure from historical purchasers of our residential mortgage loans to repurchase those loans or reimburse purchasers for losses related to those loans and we may face increasing expenses to defend against such claims. If we are required in the future to repurchase loans previously sold, reimburse purchasers for losses related to loans previously sold, or if we incur increasing expenses to defend against such claims, our financial condition and results of operations would be negatively affected, and would lower our capital ratios as a result of increasing assets and lowering income through expenses and any loss incurred.

          For the five-year period ended December 31, 2010, the Company has sold an aggregate of $533.1 million of residential mortgage loans on the secondary market. On March 1, 2011, the Company received a make-whole request for $45,000 related to one previously sold loan. This request was subsequently withdrawn. As of the date of this prospectus, the Company had no pending make whole requests or other claims for reimbursement, and had not realized any loss, related to residential mortgage loans sold on the secondary market during the five-year period ended December 31, 2010.

Changes in interest rates may negatively affect our earnings and the value of our assets.

          Our earnings and cash flows depend substantially upon our net interest income. Net interest income is the difference between interest income earned on interest-earnings assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond our control, including general economic conditions, competition and policies of various governmental and regulatory agencies and, in particular, the policies of the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investment securities and the amount of interest they pay on deposits and borrowings, but such changes could also affect: (i) our ability to originate loans and obtain deposits; (ii) the fair value of our financial assets and liabilities, including our securities portfolio; and (iii) the average duration of our interest-earning assets. This also includes the risk that interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), the risk that the individual interest rates or rates indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and the risk of changing interest rate relationships across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse affect on our financial condition and results of operations.

The Dodd-Frank Act may adversely impact the Company's results of operations, financial condition or liquidity.

          On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), was signed into law by President Obama. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States, establishes the new federal Bureau of Consumer Financial Protection (the "BCFP"), and will require the BCFP and other federal agencies to implement many new and significant rules and regulations. At this time, it is difficult to predict the extent to which the Dodd-Frank Act or the resulting rules and regulations will impact the Company's and the Bank's business. Compliance with these new laws and regulations will likely result in additional costs, which could be significant, and could adversely impact the Company's results of operations, financial condition or liquidity.

We are subject to significant government regulation, and any regulatory changes may adversely affect us.

          The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect customers, not our creditors or shareholders. We are subject to extensive regulation by the Federal Reserve, the FDIC and OFIR, in addition to other regulatory and self-regulatory organizations. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of such changes, which could have a material adverse effect on our profitability or financial condition.

The Company could be adversely affected by the soundness of other financial institutions, including defaults by larger financial institutions.

          The Company's ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of credit, trading, clearing, counterparty or other relationships between financial institutions. The Company has exposure to multiple counterparties, and the Company routinely executes transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by the Company or by other institutions. This is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Company interacts on a daily basis, and therefore could adversely affect the Company.

The Bank may be required to pay additional insurance premiums to the FDIC, which could negatively impact earnings.

          Recent insured institution failures, as well as deterioration in banking and economic conditions, have significantly increased FDIC loss provisions, resulting in a decline in the designated reserve ratio to historical lows. The reserve ratio may continue to decline in the future. In addition, the limit on FDIC coverage has been increased to $250,000. These developments have caused the premiums assessed to the Bank by the FDIC to increase. Further, depending upon any future losses that the FDIC insurance fund may suffer, there can be no assurance that there will not be additional premium increases in order to replenish the fund. The FDIC may need to set a higher base rate schedule or impose special assessments due to future financial institution failures and updated failure and loss projections. Potentially higher FDIC assessment rates could have an adverse impact on our results of operations.

The proposed offerings may increase the risk of an "ownership change" for purposes of Section 382 of the Internal Revenue Code, which may materially impair our ability to use our net operating loss carryforward.

          Our ability to use our net operating loss carryforward to offset future taxable income will be limited if we experience an "ownership change" as defined in Section 382 of the Internal Revenue Code. In general, an ownership change will occur if there is a cumulative increase in our ownership by "5-percent shareholders" (as defined in the Code) that exceeds 50 percentage points over a rolling three-year period. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change deferred tax assets equal to the equity value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate, which is currently 4.47% for ownership changes occurring in February 2011.

          The offering could cause us to experience an "ownership change" as defined for U.S. federal income tax purposes. Even if the offerings do not cause us to experience an "ownership change," the issuance of our shares of common stock in the offerings materially increases the risk that we could experience an "ownership change" in the future. As a result, issuances or sales of common stock or other securities in the future, or certain other direct or indirect changes in ownership, could result in an "ownership change" under Section 382 of the Code. If an "ownership change" occurs, we could realize a permanent loss of a significant portion of our U.S. federal deferred tax assets (related to net operating loss carryforwards totaling $19.0 million at December 31, 2010) and lose certain built-in losses that have not been recognized for tax purposes. The amount of the permanent loss would depend on the size of the annual limitation (which is in part a function of our market capitalization at the time of an "ownership change") and the remaining carry forward period (U.S. federal net operating losses generally may be carried forward for a period of 20 years).

          Due to the losses incurred in recent years and in the first quarter of 2010, we continue to maintain a full valuation allowance on our entire deferred tax asset. If an "ownership change" had occurred on December 31, 2010, there would have been no direct financial impact because the asset is fully reserved. However, the ownership change would have affected the amount of valuation allowance we may be able to reverse in the future.

We rely heavily on our management and other key personnel, and the loss of any of them may adversely affect our operations.

          We are and will continue to be dependent upon the services of our management team and other key personnel. Losing the services of one or more key members of our management team could adversely affect our operations.

Our controls and procedures may fail or be circumvented.

          Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. If we fail to identify and remediate control deficiencies, it is possible that a material misstatement of interim or annual financial statements will not be prevented or detected on a timely basis. In addition, any failure or circumvention of our other controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

We may be a defendant in a variety of litigation and other actions, which may have a material adverse effect on our financial condition and results of operations.

          We may be involved from time to time in a variety of litigation arising out of our business. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation or cause us to incur unexpected expenses, which could be material in amount. Should the ultimate expenses, judgments or settlements in any litigation exceed our insurance coverage, they could have a material adverse effect on our financial condition and results of operations. In addition, we may not be able to obtain appropriate types or levels of insurance in the future, nor may it be able to obtain adequate replacement policies with acceptable terms, if at all.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

          We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. We compete for deposits, loans and other financial services with numerous Michigan-based and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as we are. Most of our competitors have been in business for many years, have established customer bases, are larger, and have substantially higher lending limits than we do. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services.

Evaluation of investment securities for other-than-temporary impairment involves subjective determinations and could materially impact our results of operations and financial condition.

          The evaluation of impairments is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the fair value of investments should be recognized in current period earnings. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or future recovery prospects, the effects of changes in interest rates or credit spreads and the expected recovery period. Estimating future cash flows involves incorporating information received from third-party sources and making internal assumptions and judgments regarding the future performance of the underlying collateral and assessing the probability that an adverse change in future cash flows has occurred. The determination of the amount of other-than-temporary impairments is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Our management considers a wide range of factors about the security issuer and uses reasonable judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Impairments to the carrying value of our investment securities may need to be taken in the future, which could have a material adverse effect on our results of operations and financial condition.

We depend upon the accuracy and completeness of information about customers.

          In deciding whether to extend credit to customers, we may rely on information provided to us by our customers, including financial statements and other financial information. We may also rely on representations of customers as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Our financial condition and results of operations could be negatively impacted to the extent that we extend credit in reliance on financial statements or other information provided by customers that is false or misleading.

We continually encounter technological change, and we may have fewer resources than our competitors to continue to invest in technological improvements.

          The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

Risks Associated With the Offerings and the Company's Stock

The future price of the shares of common stock may be less than the purchase price per share in the offerings.

          If you purchase shares of common stock in either offering, you may not be able to sell them later at or above the purchase price. The actual market price of our common stock could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things:

•	Variations in our anticipated or actual operating results or the results of our competitors;
•	Changes in investors' or analysts' perceptions of the risks and conditions of our business;
•	The size of the public float of our common stock;
•	Regulatory developments;
•	Interest rate changes or credit loss trends;
•	Trading volume in our common stock;
•	Market conditions; and
•	General economic conditions.

          Once you exercise your subscription rights or subscribe for shares in the public offering, you may not revoke your subscription. If you exercise your subscription rights or subscribe for shares in the public offering and, afterwards, the public trading market price of our shares of common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price and could have an immediate unrealized loss. We cannot assure you that the market price of our shares of common stock will not decline after you exercise your subscription rights or subscribe for shares in the public offering. Moreover, we cannot assure you that following the exercise of your subscription rights or subscription for shares in the public offering you will be able to sell your common stock at a price equal to or greater than the subscription price.

The subscription price determined for the offerings is not an indication of the fair value of our common stock.

          In determining the subscription price for the offerings, the board of directors considered a number of factors, including: the price at which shareholders and prospective shareholders might be purchase shares, historical and current trading prices for our common stock, the need for liquidity and capital and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the board of directors also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, our current financial condition and regulatory status. The per share subscription price is not necessarily related to our book value, net worth or any other established criteria of fair value and may or may not be considered the fair value of our common stock to be offered. After the date of this prospectus, our shares of common stock may trade at prices below the subscription price.

The rights offering does not contain a minimum offering amount requirement. Your investment is subject to loss if we are unable to meet the capital requirements of the Consent Order.

          The rights offering does not contain a minimum subscription condition. Shareholders who subscribe could continue to own shares in the Company when it and the Bank do not satisfy all minimum regulatory capital requirements. A failure to meet minimum regulatory capital requirements could result in significant enforcement actions against the Company and the Bank, including a regulatory takeover of the Bank, in which case shareholders would receive little if anything for their investment.

The Company may issue additional shares of its common stock in the future, which could dilute a shareholder's ownership of common stock.

          The Company's articles of incorporation authorize its Board of Directors, without shareholder approval, to, among other things, issue additional shares of common or preferred stock. The issuance of any additional shares of common or preferred stock could be dilutive to a shareholder's ownership of Company common stock. The Company may offer additional shares of its common stock in exchange for its outstanding 11% Subordinated Notes due 2017 and may seek to issue additional shares of common stock in exchange for some or all outstanding shares of its preferred stock. In addition, the holder of the Company's 2% Subordinated Note due 2018 has a continuing right to convert the 2% Subordinated Note into shares of common stock in accordance with the terms of the 2% Subordinated Note. The holder also may purchase shares in the public offering and pay the cash price of any shares purchased by delivering the 2% Subordinated Note to the Company. The holder of the 2% Subordinated Note has informed the Company that he intends to purchase shares in the public offering and pay the cash price by delivering the 2% Subordinated Note to the Company.

          As of the date of this prospectus, subordinated notes (including the 11% Subordinated Notes and the 2% Subordinated Note) having an aggregate principal amount of $2,650,000 were outstanding. Other than the offerings, a possible exchange offer for the 11% Subordinated Notes, a possible exchange offer for preferred stock, and the possible conversion of the 2% Subordinated Note by the holder, the Company has no present plans to issue any additional shares of common stock.

          To the extent that the Company issues options or warrants to purchase common stock in the future and the options or warrants are exercised, the Company's shareholders may experience further dilution. Holders of shares of Company common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, shareholders may not be permitted to invest in future issuances of Company common or preferred stock.

          Because of its capital requirements, the Company may find it necessary to sell common stock to raise capital under circumstances and at prices which result in extreme dilution.

The offerings will dilute the ownership percentage of our existing shareholders and the ownership of our common stock may change significantly.

          We intend to raise significant capital through the offerings. Our directors and executive officers and individuals who reside in our markets currently hold a significant percentage of our common stock. Upon the successful completion of the offerings, the ownership percentage of existing shareholders will be diluted unless they purchase shares in the offerings in an amount proportional to their existing ownership. As a result, following the offerings, a significant portion of our common stock may be held by individuals and institutions outside of our market area whose interests may differ from our current shareholders. In addition, one or more individuals or institutions may seek to acquire a significant percentage of ownership in our common stock in the offerings, subject to any applicable regulatory approvals and the limitations set forth in this Prospectus. Those shareholders may have interests that differ from those of our current shareholder base, and they may vote in a way with which our current shareholders disagree.

Exercise of our outstanding Warrants to purchase common stock or conversion of our outstanding preferred stock could substantially dilute a shareholder's ownership of common stock.

          We have issued Warrants to purchase a total of 1,478,811 shares of our common stock at an exercise price of $9.00 per share. Additional information about the Warrants may be found under the heading "Description of Capital Stock."

          We have outstanding 31,290 shares of Class A Preferred Stock, which are convertible into approximately 3,496,032 shares of our common stock at a conversion price of $8.95 per share. We have outstanding 2,600 shares of Class B Preferred Stock, which are convertible into approximately 433,333 shares of our common stock at a conversion price of $6.00 per share. Additional information about the preferred stock may be found under the heading "Description of Capital Stock."

          The exercise or conversion, in whole or in part, of these securities into shares of our common stock could substantially dilute a shareholder's ownership of common stock.

The Company's ability to pay dividends is limited and it may be unable to pay future dividends.

          We have suspended payment of dividends on our common and preferred stock in order to preserve capital and we do not expect to resume payment of dividends in the near term. Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient regulatory capital. The ability of the Bank to pay dividends to Macatawa Bank Corporation is limited by its obligation to maintain sufficient capital and by other general restrictions on dividends that are applicable to us. Under Michigan law, the Bank is restricted from paying dividends to the Company until its deficit retained earnings has been restored. The Bank had a retained deficit of approximately $37.9 million at March 31, 2011.

          In addition, the Company may not pay dividends on shares of common stock if the Company has not paid full cash dividends for the most recently completed dividend period for both the Series A and Series B Preferred Stock. Additional information on restrictions on payments of dividends by us may be found in Item 1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2010 under the headings "Regulatory Developments" and "Supervision and Regulation," in Item 7 of that report under the under the heading "Capital Resources" included in "Management's Discussion and Analysis of Results of Operations and Financial Condition" and in Item 8 of that report in Notes 1 and 18 to the Consolidated Financial Statements, and is here incorporated by reference.

You may not revoke your subscription, but we may terminate the offerings.

          Once you have exercised your subscription rights or subscribed for shares in the public offering, you may not revoke the subscription even if you learn information about us that you consider to be unfavorable. We may terminate the offerings at our discretion. If we terminate either offering, we will not have any obligation to you with respect to the rights except to return any payment received, without interest or penalty.

Although publicly traded, our common stock has substantially less liquidity than the average liquidity of stocks listed on The Nasdaq Global Select Market.

          Although our common stock is listed for trading on The Nasdaq Global Select Market our common stock has substantially less liquidity than the average liquidity for companies listed on The Nasdaq Global Select Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This marketplace depends on the individual decisions of investors and general economic and market conditions over which we have no control. This limited market may affect your ability to sell your shares on short notice, and the sale of a large number of shares at one time could temporarily depress the market price of our common stock. For these reasons, our common stock should not be viewed as a short-term investment.

The Company's common stock is not insured by any governmental entity.

          Our common stock is not a deposit account or other obligation of any bank and is not insured by the FDIC or any other governmental entity. Investment in Company common stock is subject to risk, including possible loss.

The Company may issue debt and equity securities that are senior to Company common stock as to distributions and in liquidation, which could negatively affect the value of Company common stock.

          The Company has in the past and may in the future increase its capital by entering into debt or debt-like financing or issuing debt or equity securities, which could include issuances of senior notes, subordinated notes, preferred stock or common stock. In the event of the Company's liquidation, its lenders and holders of its debt securities would receive a distribution of the Company's available assets before distributions to the holders of Company common stock. The Company's decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond its control. The Company cannot predict or estimate the amount, timing or nature of its future offerings and debt financings. Future offerings could reduce the value of shares of Company common stock and dilute a shareholder's interest in the Company.

Our articles of incorporation and bylaws and Michigan laws contain certain provisions that could make a takeover more difficult.

          Our articles of incorporation and bylaws, and the laws of Michigan, include provisions which are designed to provide our Board of Directors with time to consider whether a hostile takeover offer is in our best interest and the best interests of our shareholders. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then-current price for our common stock. These provisions could also prevent transactions in which our shareholders might otherwise receive a premium for their shares over then current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

          The Michigan Business Corporation Act contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. In addition to these provisions and the provisions of our articles of incorporation and by-laws, Federal law requires the Federal Reserve Board's approval prior to acquisition of "control" of a bank holding company. All of these provisions may have the effect of delaying or preventing a change in control at the company level without action by our shareholders, and therefore, could adversely affect the price of our common stock.

The Company will retain broad discretion in using the net proceeds from the offerings, and might not use the proceeds effectively.

          We intend to use a portion of the net proceeds of the offerings to contribute to the capital of the Bank to increase the Bank's capital and regulatory capital ratios and for general corporate purposes, including funding organic loan growth and long-term strategic opportunities. However, the Company has not designated the amount of net proceeds it will use for any particular purpose and the Company's management will retain broad discretion to allocate the net proceeds of the offerings. The net proceeds may be applied in ways with which some investors in the offerings may not agree. Moreover, the Company's management may use the proceeds for corporate purposes that may not increase our market value or make the Company more profitable. In addition, it may take the Company some time to effectively deploy the proceeds from the offerings. Until the proceeds are effectively deployed, the Company's return on equity and earnings per share may be negatively impacted.

If, as a result of the offerings or otherwise, an entity holds as little as a 5% interest in our outstanding securities, that entity could, under certain circumstances, be subject to regulation as a "bank holding company."

          Any entity, including a "group" composed of natural persons, owning or controlling with the power to vote 25% or more of our outstanding securities, or 5% or more if the holder otherwise exercises a "controlling influence" over us, may be subject to regulation as a "bank holding company" in accordance with the Bank Holding Company Act of 1956, as amended (the "BHC Act"). In addition, any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve Board under the BHC Act to acquire or retain 5% or more of our outstanding securities. Becoming a bank holding company imposes statutory and regulatory restrictions and obligations, such as providing managerial and financial strength for its bank subsidiaries. Regulation as a bank holding company could require the holder to divest all or a portion of the holder's investment in our securities or those nonbanking investments that may be deemed impermissible or incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

Any person not defined as a company by the BHC Act may be required to obtain the approval of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of our outstanding securities.

          Any person not otherwise defined as a company by the BHC Act and its implementing regulations may be required to obtain the approval of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of our outstanding securities. Applying to obtain this approval could result in a person incurring substantial costs and time delays. There can be no assurance that regulatory approval will be obtained.

FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and Macatawa Bank Corporation. Forward-looking statements are identifiable by words or phrases such as "outlook" or "strategy," that an event or trend "may," "should," "will," "is likely," or is "probable" to occur or "continue" or "is scheduled" or "on track" or that the Company or its management "anticipates," "believes," "estimates," "plans," "forecasts," "intends," "predicts," "projects," or "expects" a particular result, or is "confident," "optimistic" or has an "opinion" that an event will occur, or other words or phrases such as "ongoing," "future," or "tend" and variations of such words and similar expressions. Such statements are based upon current beliefs and expectations and involve substantial risks and uncertainties which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These statements include, among others, statements related to real estate valuation, trends in credit quality metrics, economic and employment trends and projections, future levels of nonperforming loans, future levels of loan charge-offs, future levels of provisions for loan losses, the rate of asset dispositions, future capital levels, capital raising activities (including the successful completion of the offerings), dividends, future growth and funding sources, future liquidity levels, future profitability levels, our ability to comply with our Consent Order and Written Agreement, and the effects on earnings of changes in interest rates and the future level of other revenue sources. All of the information concerning interest rate sensitivity is forward-looking. All statements with references to future time periods are forward-looking.

          Management's determination of the provision and allowance for loan losses, the appropriate carrying value of intangible assets (including goodwill, mortgage servicing rights and tax deferred assets), other real estate owned and the fair value of investment securities (including whether any impairment on any investment security is temporary or other-than-temporary and the amount of any impairment) involves judgments that are inherently forward-looking. There can be no assurance that future loan losses will be limited to the amounts estimated. Our ability to fully comply with all of the provisions of our Consent Order and Written Agreement, improve regulatory capital ratios, raise additional capital, sell other real estate owned at its carrying value or at all, successfully implement new programs and initiatives, increase efficiencies, realize our deferred tax benefits, address regulatory issues, respond to declines in collateral values and credit quality, and improve profitability is not entirely within our control and is not assured. The future effect of changes in the financial and credit markets and the national and regional economy on the banking industry, generally, and on Macatawa Bank Corporation, specifically, are also inherently uncertain. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Macatawa Bank Corporation undertakes no obligation to update, clarify or revise forward-looking statements to reflect developments that occur or information obtained after the date of this prospectus.

          Risk factors include, but are not limited to, the risk factors described under "Risk Factors" beginning on page 23 of this prospectus and in "Item 1A - Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2010. These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate outcome and a preceding forward-looking statement.

USE OF PROCEEDS

          We estimate the net proceeds from the offerings, after estimated expenses, will be approximately $40.3 million. We intend to use a portion of the net proceeds of the offerings to contribute to the capital of the Bank to increase the Bank's capital and regulatory capital ratios. As of March 31, 2011, the Bank needed a capital injection of approximately $14.0 million to comply with the Tier 1 Leverage Capital Ratio requirement and needed a capital injection of approximately $7.1 million to comply with the Total Risk Based Capital Ratio requirement of the Consent Order. We intend to retain a portion of the net proceeds at the Company to pay a portion of the Company's direct operating expenses while the Company is unable to fund those expenses with dividends from the Bank. Assuming all of the shares in the offerings are sold, the Company intends to contribute $30.0 million of the net proceeds from the offerings to the Bank. There is no assurance as to any particular level of proceeds from the offerings.

          Funds contributed to the Bank will be used by the Bank for general operating purposes which may include, among others, funding of loans, investment in securities, and payment of expenses. The proceeds of the offerings which are not contributed to the Bank will be used by the Company for general corporate purposes which may include, among others, payment of expenses, payment of interest on subordinated notes and trust preferred securities, and pursuing strategic opportunities which may be presented to the Company in the future.

          In addition to the offerings, we are pursuing other strategies to comply with the capital requirements of the Consent Order. These include reducing operating costs, shrinking assets of the Bank without weakening its liquidity position, and preserving capital through suspension of dividends. Following is more information regarding these other strategies:
•

Earnings improvements. Steps to reduce expenses have already resulted in the removal of approximately $9 million from the Bank's annualized operating costs. We have reduced wholesale funding, which improved the Bank's net interest margin in 2010 and its capacity to generate net interest income, enhancing franchise value. The Company was profitable in the last three quarters of 2010 and the first quarter of 2011.

•

Suspension of dividends. The Bank did not pay dividends to the Company during 2009, 2010 and the first quarter of 2011. In previous periods, dividends from the Bank to the Company were primarily utilized by the Company to pay dividends on its common and preferred stock and interest on its trust preferred securities. To preserve Bank regulatory capital, the Company has suspended payment of dividends on common and preferred stock and has deferred interest payments on trust preferred securities. The Company has the option to defer interest payments on its trust preferred securities for up to 20 consecutive quarters.

•

Asset Reduction. Total assets were reduced by $319.2 million to $1.83 billion at December 31, 2009, from $2.15 billion at December 31, 2008. In 2010, total assets declined an additional $251.9 million to $1.58 billion. In the first quarter of 2011, assets declined another $21.0 million to $1.56 billion. The decrease in total assets was largely from a reduction of $263.2 million in 2009 and $293.6 million in 2010 in the Company's loan portfolio from efforts to reduce concentration in certain loan types. A $57.0 million decline in investment securities in 2009 and $120.3 million in 2010 also contributed to the decline in total assets. Further asset reductions in loan concentrations are expected in 2011 as we continue to execute this plan. The reductions in assets in 2010 were achieved while improving the Company's liquidity. Liquid assets to short term liabilities improved from 9.10% at December 31, 2009 to 20.50% at December 31, 2010.

          There is no assurance that the offerings and these or other strategies to comply with the capital requirements of the Consent Order will be successful. See "Risk Factors."

CAPITALIZATION

          The following table sets forth our consolidated capitalization as of March 31, 2011 and our pro forma consolidated capitalization after giving effect to the receipt of net proceeds from the offerings, assuming in the alternative that the maximum amount of the offered shares are sold in the offerings (referred to below as the "100% participation scenario"), and that half of the offered shares are sold in the offerings (referred to below as the "50% participation scenario"). We are unable to predict the actual level of participation in the offerings. There is no assurance that we will achieve even the 50% participation scenario.

          The following unaudited information should be read in conjunction with our unaudited consolidated financial statements for the three months ended March 31, 2011, and related notes, included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, and our audited consolidated financial statements for the year ended December 31, 2010, and related notes, included in our Annual Report on Form 10-K for the year ended December 31, 2010, which reports are incorporated by reference into this prospectus. See "Incorporation of Certain Information by Reference" on page 54.

100% PARTICIPATION SCENARIO
	As of March 31,
	2011
	Actual	As Adjusted
	(Unaudited)
	(Dollars in thousands)
Shareholders' Equity:
Preferred stock, no par value, 500,000 shares authorized;
Series A Noncumulative Convertible Perpetual Preferred Stock	$30,604	$30,604
Series B Noncumulative Convertible Perpetual Preferred Stock	2,560	2,560
Common stock, no par value, 200,000,000 shares authorized	167,338	207,658
Retained deficit	(131,363)	(131,363)
Accumulated other comprehensive income (loss)	14	14
Total shareholders' equity	$69,153	$109,473
Book value per common share	$2.04	$2.15

50% PARTICIPATION SCENARIO
	As of March 31,
	2011
	Actual	As Adjusted
	(Unaudited)
	(Dollars in thousands)
Shareholders' Equity:
Preferred stock, no par value, 500,000 shares authorized;
Series A Noncumulative Convertible Perpetual Preferred Stock	$30,604	$30,604
Series B Noncumulative Convertible Perpetual Preferred Stock	2,560	2,560
Common stock, no par value, 200,000,000 shares authorized	167,338	187,158
Retained deficit	(131,363)	(131,363)
Accumulated other comprehensive income (loss)	14	14
Total shareholders' equity	$69,153	$88,973
Book value per common share	$2.04	$2.10

          As of March 31, 2011, the Bank's regulatory capital ratios were:
	Tier 1 Leverage Capital to Average Assets	Tier 1 Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets
Bank's Ratios	7.1%	9.1%	10.4%
Regulatory standard to be categorized "Well-Capitalized"(1)	5.0%	6.0%	10.0%
Required by Consent Order	8.0%	n/a	11.0%

          Under the alternative scenarios described above, and assuming $30.0 million and $16.0 million of the proceeds of the offerings are contributed to the Bank's capital to increase the Bank's regulatory capital ratios under the 100% Participation Scenario and the 50% Participation Scenario, respectively, the Bank's pro forma regulatory capital ratios, as of March 31, 2011, would have been:

100% PARTICIPATION SCENARIO
$30 MILLION CONTRIBUTED TO THE BANK
	Tier 1 Leverage Capital to Average Assets	Tier 1 Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets
Bank's Pro Forma Ratios	8.8%	11.5%	12.8%
Regulatory standard to be categorized "Well-Capitalized"(1)	5.0%	6.0%	10.0%
Required by Consent Order	8.0%	n/a	11.0%

50% PARTICIPATION SCENARIO
$16 MILLION CONTRIBUTED TO THE BANK
	Tier 1 Leverage Capital to Average Assets	Tier 1 Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets
Bank's Pro Forma Ratios	8.0%	10.4%	11.7%
Regulatory standard to be categorized "Well-Capitalized"(1)	5.0%	6.0%	10.0%
Required by Consent Order	8.0%	n/a	11.0%

(1) Because it is subject to the Consent Order, the Bank cannot be categorized as "well-capitalized" even if it exceeds these levels.

MARKET FOR COMMON STOCK AND DIVIDEND INFORMATION

          The Company's common stock is quoted on The Nasdaq Global Select Market under the symbol MCBC. Information about our historical trading volume and share price may be found under the symbol "MCBC" on certain financial websites.

          The following table shows the high and low closing prices of common stock of the Company for each quarter of 2008, 2009 and 2010, for the first quarter of 2011, and for the second quarter of 2011 through April 29, 2011, as quoted on The Nasdaq Global Select Market. The Company had 738 shareholders of record as of March 31, 2011.
Date	High	Low
2008
1st Quarter	$11.92	$8.15
2nd Quarter	11.49	7.64
3rd Quarter	9.79	6.88
4th Quarter	6.41	2.68
2009
1st Quarter	3.94	1.70
2nd Quarter	3.95	2.82
3rd Quarter	3.07	2.18
4th Quarter	2.70	1.56
2010
1st Quarter	2.08	1.50
2nd Quarter	2.78	1.10
3rd Quarter	1.83	1.12
4th Quarter	4.13	1.46
2011
1st Quarter	4.91	2.42
2nd Quarter (through April 29, 2011)	2.82	2.46

          After payment of the second quarter cash dividend in 2008, in order to preserve its capital, the Company suspended payment of its cash dividend to common shareholders until further action by the Board of Directors. Under the Consent Order, the Bank may not declare or pay any cash dividend without the prior written consent of its regulators. As funds for the payment of future cash dividends are primarily dependent upon cash currently held at the Company and from dividends received from the Bank out of its earnings, the Company does not expect to pay cash dividends in the near future. The Company does expect to reassess its ability to resume the payment of dividends on its preferred and common stock if and when the Consent Order is lifted, current levels of cash, earnings and capital return to acceptable levels and prospects are positive for sustained economic growth and improved Company performance. There can, however, be no assurance that we will resume payment of dividends in the future.

          The Company has suspended payments of cash dividends on its preferred stock until further action by the Board of Directors. During the period that the Company does not declare and pay cash dividends on its preferred stock, it may not declare and pay cash dividends on its common stock.

          The Company has exercised its right to defer interest payments on its trust preferred securities for 20 consecutive quarters or until such earlier time as is determined by further action of the Board of Directors. During the deferral period, the Company may not declare or pay any dividends on its common stock or preferred stock or make any payment on any outstanding debt obligations that rank equally with or junior to the trust preferred securities. Through March 31, 2011, interest payments for six quarters has been deferred. The Company continues to accrue interest through this deferral period.

          Additional information on restrictions on payment of dividends by the Company and the Bank, which is here incorporated by reference, may be found in:
•	This prospectus above under the headings "Risk Factors - The Company's ability to pay dividends is limited and it may be unable to pay future dividends";

•

Our Annual Report on Form 10-K for the year ended December 31, 2010 in "Part I, Item 1 - Business" under the headings "Supervision and Regulation - Macatawa Bank Corporation" and "Regulatory Developments," in "Part II, Item 5 - Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities," in Part II, Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Capital Resources," and in the Notes to our consolidated financial statements.

DESCRIPTION OF CAPITAL STOCK

Description of Common Stock

          Macatawa's articles of incorporation authorize the issuance of up to 200,000,000 shares of common stock. Holders of Macatawa common stock, which has no par value, are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available for dividends, subject to the preferential dividend rights of outstanding preferred stock. If Macatawa liquidates, dissolves or winds up, the holders of common stock are entitled to receive ratably all of its assets available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights or any rights to share in any sinking fund. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of our Series A and Series B Noncumulative Convertible Perpetual Preferred Stock and any other preferred stock that Macatawa may designate and issue in the future. Shares of common stock to be issued in the offerings, when issued and delivered against payment for the shares, will be fully paid and non-assessable.

          Macatawa's common stock trades on The Nasdaq Global Select Market under the symbol MCBC. Registrar and Transfer Company is the transfer agent and registrar for Macatawa common stock.

Description of Warrants

          The Company has issued warrants for the purchase of up to 1,478,809 shares of our common stock. We issued the warrants pursuant to a Settlement and Release and Stock and Warrant Issuance Agreement, as amended, between Macatawa Bank Corporation and the litigation participants named in the Settlement and Release and Stock and Warrant Issuance Agreement in connection with legal proceedings related to Trade Partners, Inc. Additional information about the legal proceedings relating to Trade Partners may be found in Item 3 of the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

          The warrants are exercisable from time to time on any business day during the five year period commencing on May 12, 2010 (the "Exercise Period"). Each holder of a warrant has the right, during the Exercise Period, to purchase from us the number of shares of our common stock which the holder may at the time be entitled to receive upon payment of the exercise price then in effect for such warrant.

          The warrants were issued in two series. The first series of warrants to purchase an aggregate of 1,361,753 shares of common stock were issued on June 17, 2009. The second series of warrants to purchase an aggregate of 117,056 shares of common stock were issued on July 27, 2009. The terms and conditions of the two series of warrants are identical in all respects except for the date of issuance.

          Each warrant initially entitles the holder thereof, subject to adjustment pursuant to the terms of the Warrant Agreement, to purchase one share of common stock at an exercise price of $9.00 per share. The exercise price is payable by certified or official bank check payable to the order of Macatawa, by wire transfer of funds to an account designated by Macatawa for such purpose, or by surrender to Registrar and Transfer Company as warrant agent of the right to receive a number of shares of common stock having a value equal to the exercise price (calculated to the nearest one one-hundredth of a share). Macatawa is not required to issue fractional shares of common stock on the exercise of warrants. In lieu of issuing fractional shares, Macatawa will pay an amount in cash equal to the current market value per share of common stock multiplied by such fraction, computed to the nearest whole cent.

Description of Preferred Stock

          Macatawa's articles of incorporation authorize the issuance of up to 500,000 shares of preferred stock, no par value. The board of directors of Macatawa is authorized to cause the preferred stock to be issued from time to time in one or more series, with such designations and relative voting, dividend, liquidation and other rights, preferences and limitations as the board may express in a resolution or resolutions providing for the stock. As of the date of this prospectus, Macatawa has two series of preferred stock issued and outstanding, Series A Preferred Stock and Series B Preferred Stock.

          Series A Preferred Stock. The Company filed the Certificate of Designations for the Series A Preferred Stock with the State of Michigan on October 30, 2008, which sets forth the preferences, limitations, voting powers and relative rights of the Series A Preferred Stock. Holders of the Series A Preferred Stock generally do not have any voting rights, except as required by Michigan law. Each share of the Series A Preferred Stock may be converted at any time at the option of the holder into 111.73 shares of common stock of the Company, which represents an approximate initial conversion price of $8.95 per share of common stock. On or after the third anniversary of the issue date, at the option of the Company, the Series A Preferred Stock will be subject to mandatory conversion into common stock at the prevailing conversion rate, if the closing price of the Company's common stock exceeds 130% of the then applicable conversion price for 20 trading days during any 30 consecutive trading day period and the Company has paid full dividends on the Series A Preferred Stock for four consecutive quarters. The conversion rate and conversion price will be subject to adjustments in certain circumstances.

          Dividends on the Series A Preferred Stock are payable quarterly in arrears if, when and as declared by the Company's board of directors, at the rate of 12.00% per year on the liquidation preference of $1,000 per share. Dividends on the Series A Preferred Stock will be non-cumulative. If the Company's board of directors or any duly authorized committee thereof does not declare a dividend on the Series A Preferred Stock for any dividend period prior to the related dividend payment date, that dividend will not accrue, and the Company will have no obligation to pay, and holders shall have no right to receive, a dividend for that dividend period on the related dividend payment date or at any future time, whether or not dividends on the Series A Preferred Stock or any other series of preferred stock or common stock are declared for any subsequent dividend period with respect to Series A Preferred Stock, junior stock or any other class or series of authorized preferred stock of the Company. With certain limited exceptions, if the Company does not pay full cash dividends on the Series A Preferred Stock for the most recently completed dividend period, the Company may not pay dividends on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to its common stock or other stock ranking equally with or junior to the Series A Preferred Stock. The Series A Preferred Stock is not redeemable by the Company at the option of either the holders or the Company.

          Series B Preferred Stock. The Company filed the Certificate of Designations for the Series B Preferred Stock (the "Certificate of Designations") with the State of Michigan on June 29, 2009, which sets forth the preferences, limitations, voting powers and relative rights of the Series B Preferred Stock. Holders of the Series B Preferred Stock generally do not have any voting rights, except as required by Michigan law. Each share of the Series B Preferred Stock may be converted at any time at the option of the holder into 166.67 shares of common stock of the Company, which represents an approximate initial conversion price of $6.00 per share of common stock. On or after the third anniversary of the issue date, at the option of the Company, the Series B Preferred Stock will be subject to mandatory conversion into common stock at the prevailing conversion rate, if the closing price of the Company's common stock exceeds 120% of the then applicable conversion price for 20 trading days during any 30 consecutive trading day period and the Company has paid full dividends on the Series B Preferred Stock for four consecutive quarters. The conversion rate and conversion price will be subject to adjustments in certain circumstances. The Series B Preferred Stock is subordinate to the Series A Preferred Stock.

          Dividends on the Series B Preferred Stock are payable quarterly in arrears if, when and as declared by the Company's board of directors, at the rate of 9.00% per year on the liquidation preference of $1,000 per share. Dividends on the Series B Preferred Stock will be non-cumulative. If the Company's board of directors or any duly authorized committee thereof does not declare a dividend on the Series B Preferred Stock for any dividend period prior to the related dividend payment date, that dividend will not accrue, and the Company will have no obligation to pay, and holders shall have no right to receive, a dividend for that dividend period on the related dividend payment date or at any future time, whether or not dividends on the Series B Preferred Stock or any other series of preferred stock or common stock are declared for any subsequent dividend period with respect to Series B Preferred Stock, junior stock or any other class or series of authorized preferred stock of the Company. With certain limited exceptions, if the Company does not pay full cash dividends on the Series B Preferred Stock for the most recently completed dividend period, the Company may not pay dividends on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to its common stock or other stock ranking equally with or junior to the Series B Preferred Stock. The Series B Preferred Stock is not redeemable by the Company at the option of either the holders or the Company.

Anti-Takeover Provisions of Macatawa's Articles of Incorporation and Bylaws

          Our articles of incorporation and bylaws, and the laws of Michigan, include provisions which are designed to provide our board of directors with time to consider whether a hostile takeover offer is in our best interest and the best interests of our shareholders. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then-current price for our common stock. These provisions could also prevent transactions in which our shareholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

          The Michigan Business Corporation Act contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. In addition to these provisions and the provisions of our articles of incorporation and bylaws, Federal law requires the Federal Reserve Board's approval prior to acquisition of "control" of a bank holding company. All of these provisions may have the effect of delaying or preventing a change in control at the company level without action by our shareholders, and therefore, could adversely affect the price of our common stock.

Classification of Directors

          Macatawa's articles of incorporation provide for the division of the board of directors into three classes of nearly equal size with staggered three-year terms of office. The number of directors constituting the board of directors is determined from time to time by the board of directors. The board is currently composed of eleven members.

Advance Notice Provisions

          Macatawa's articles of incorporation provide that shareholders may nominate a person to serve as director if the nominating shareholder provides written notice to the Company not later than sixty (60) nor more than ninety (90) days prior to the first anniversary date of the preceding year's annual meeting. The Articles of Incorporation also permit a shareholder to propose a matter to be considered and voted upon by the shareholders at any meeting of shareholders, provided that the shareholder provides written notice to the Company not later than sixty (60) nor more than ninety (90) days prior to the first anniversary date of the preceding year's annual meeting, setting forth the name and address of the shareholder submitting the proposal, a brief description of the proposal to be submitted, a description of any financial or other interest of such shareholder in the proposal, and certain customary representations and covenants. These provisions may prevent or make it more difficult for shareholders to make nominations for directors at an annual meeting of shareholders or from bringing matters before a meeting of shareholders.

Director Removal and Vacancies

          A director may be removed with or without cause by: (1) the affirmative vote of at least 80% of the board of directors; or (2) the affirmative vote of the holders of 80% of the shares entitled to vote for the election of directors. Macatawa's bylaws generally provide that any board vacancy may be filled by an 80% majority of the remaining directors, even if less than a quorum, which is normally a majority of the authorized number of directors.

Federal Law

          The BHC Act requires any "bank holding company," as defined in the BHC Act, to obtain the approval of the Federal Reserve Board before acquiring 5% or more of our common stock. Any entity that is a holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a "controlling influence" over us, is subject to regulation as a bank holding company under the BHC Act. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve Board before acquiring 10% or more of our common stock under the Change in Bank Control Act.

THE OFFERINGS AND PLAN OF DISTRIBUTION

          Before exercising any subscription rights in the rights offering or subscribing for shares in the public offering, you should read carefully all of the information set forth under "Risk Factors" beginning on page 23.

In General

          Reasons for the Stock Offerings. We are engaging in the offerings to raise common equity capital to improve the Bank's capital position, and to retain additional capital at Macatawa Bank Corporation.  We intend to use a portion of the net proceeds of the offerings to contribute to the capital of the Bank to increase the Bank's capital and regulatory capital ratios. We intend to retain a portion of the net proceeds at the Company to pay a portion of the Company's direct operating expenses while the Company is unable to fund those expenses with dividends from the Bank. See "Why are we conducting the offerings?" on page 18.

          Shares Offered. We are offering for sale a total of 17,826,086 shares of common stock. Substantially all of these shares are being offering under subscription rights in the rights offering. Any shares offered and not sold in the rights offering will be offered in the public offering.

          Subscription Price. The subscription price in the rights offering and in the public offering is $2.30 per share of common stock.

          Determination of Subscription Price. Our board of directors determined the terms of the offerings, including the subscription price, in its sole discretion on May 2, 2011. See "How was the $2.30 per share subscription price determined?" on page 19.

          Determination of Size of Offerings. The Board of Directors determined that the Company's existing shareholders should have an opportunity to purchase substantially all of the shares of common stock that we are offering. The Board established the total offering size of $41 million by multiplying the offering price, as determined by the Board of Directors, by the approximate number of shares outstanding as of the May 2, 2011. A committee of the Board of Directors consisting only of independent directors who will not purchase shares in the offering ratified and approved the price, size and other aspects of the offerings.

          We do not expect that all shareholders will exercise all of their subscription rights. Any shares offered but not sold in the rights offering will be offered for sale in the public offering. The Board of Directors believes that even if the rights offering and the public offering are not fully subscribed, the offerings may be considered successful if we are able to address our capital needs. Please see "Our Capital Needs" on page 2.

          Issuance of Our Common Stock. When issued, the shares will be issued in book-entry form registered in the name of the subscription rights holder of record, 401(k) participant or employee stock purchase plan participant (as applicable) in the case of the rights offering, or to the subscriber's name listed on a subscription agreement in the case of the public offering. Unless we earlier terminate the offerings, the shares of our common stock purchased in the offerings will be issued as soon as reasonably practicable following each closing.

          Our Determinations will be Binding. All questions concerning the timeliness, validity, form and eligibility of any exercise of subscription rights or subscription agreements will be determined by us, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any subscription right or submission of any subscription agreement by reason of any defect or irregularity in any exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived by us or cured within such time as we determine in our sole discretion. We will not be under any duty to notify you of any defect or irregularity in connection with the submission of a subscription rights certificate or subscription agreement or incur any liability for failure to give you that notice. The Company reserves the right to allocate shares sold to investors in the public offering in its sole discretion and for any reason.

          Director and Senior Management Participation. Our directors and members of senior management who are shareholders may participate in the rights offering based on their current ownership of common stock by exercising their subscription rights, and may participate in the public offering if and to the extent shares are available. Our directors and members of senior management do not have any obligation and have not made any commitment to purchase any of the shares in the offerings, and there can be no assurance as to the number of shares they may purchase in the offerings, if any. Our directors and members of senior management who purchase shares in the offerings will pay the same per share price as any other investor who purchases shares in the offerings. Based on non-binding expressions of intent, we expect 6 of our directors and 9 members of our senior management to purchase shares in the offerings having an aggregate purchase price between approximately $2,000,000 and $5,000,000. The actual level of purchases by directors and members of senior management will depend in part on the number of shares available in the public offering after shareholder purchases in the rights offering. A committee of the Board of Directors consisting only of independent directors who will not purchase shares in the offerings has authorized and approved the sale of shares to the other directors on the same terms and conditions applicable to all other investors purchasing shares in the offering.

          As of December 31, 2010, our directors and members of senior management as a group beneficially owned 505,504 shares, or approximately 2.9% of the outstanding shares of our common stock. The following table sets forth the number of shares and percentage of issued and outstanding shares of our common stock that our directors and members of senior management as a group would have owned at December 31, 2010 assuming, in the alternative, that no other shares are purchased in the offerings, and that all of the shares are purchased in the offerings.
Aggregate Value of Shares Purchased by Directors and Senior Management	Percentage of Shares - No Other Shares Sold in Offering	Percentage of Shares - All Shares Sold in the Offering
$2,000,000 (869,565 shares)	7.4%	3.9%
$5,000,000 (2,173,913 shares)	13.5%	7.5%

          Conditions, Withdrawal and Termination. We reserve the right to terminate the offerings at any time and for any reason.  If we terminate the rights offering, all affected subscription rights will expire without value, and all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as reasonably practicable. If we terminate the public offering, all subscription payments received by the Company will be returned, without interest or penalty, as soon as reasonably practicable.

          Shareholder Rights. You will have no rights as a holder of the shares of our common stock you purchase in the offerings until the shares of our common stock are issued to you by crediting your book-entry account by our transfer agent or your account at your nominee is credited with the shares of our common stock purchased in the rights offering.

          Discretion to Accept, Reject or Limit Subscriptions. We reserve the right to reject in whole or in part any or all exercise of subscription rights in the rights offering and any subscription in the public offering.

          A person, together with certain related persons and associates, may not purchase a number of shares such that upon completion of the offerings the person owns in excess of 4.9% of the Company's common stock outstanding. This limit is being imposed as a measure to help preserve the future availability of our deferred tax assets.

          We may elect not to sell shares of our common stock to any proposed purchaser in the rights offering or the public offering who, in our sole judgment, might be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of the expiration of the rights offering or expiration of the public offering, as applicable, such clearance or approval has not been obtained or any applicable waiting period has not expired.

          The Company may waive these limitations in its sole discretion. The Company reserves the right to allocate shares sold to investors in the public offering in its sole discretion and for any reason. See "Are there any limits on the number of shares I may purchase in the offerings or own as a result of the offerings?" on page 21. See "Are there any limits on the number of shares I may purchase in the offerings or own as a result of the offerings?" on page 21.

The Rights Offering

          We are distributing to the holders of our shares of common stock non-transferable subscription rights to purchase shares of our common stock at a price of $2.30 per share in cash. The subscription rights entitle the holders of our common stock to purchase an aggregate of 17,679,621 shares of our common stock for an aggregate purchase price of $41 million. Each holder of record of our common stock will receive one subscription right for each whole share of our common stock owned by such holder as of 5:00 p.m., Eastern Time, on May 2, 2011. We will not issue rights for fractional shares.

          Subscription Rights.  With your subscription rights, you may purchase one share of our common stock per subscription right, subject to delivery of the required documents and payment of the subscription price of $2.30 per share, prior to the expiration of the rights offering.  You may exercise all or a portion of your subscription rights.

          No Over-Subscription Privilege.  There is no over-subscription privilege in the rights offering. Shareholders who wish to purchase more shares than their subscription rights entitle them to purchase may submit an expression of interest to purchase shares in the public offering. See "The Public Offering - How to Subscribe in the Public Offering" on page 51.

          Offering Period and Expiration. The rights offering will commence on May 10, 2011 and will expire at 5:00 p.m., Eastern Time, on June 7, 2011, unless we decide to extend the rights offering in our discretion. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable.  We will not be required to issue shares of our common stock to you if the subscription agent receives your rights certificate or your subscription payment after that time.  We have the option to extend the rights offering without notice to you. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than the next business day after the board of directors or its delegate determines to extend the rights offering.

          If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, your nominee will exercise the subscription rights on your behalf in accordance with your instructions.  Your nominee may establish a deadline that may be before the expiration date that we have established for the rights offering.

          No Recommendation to Rights Holders. Our board of directors is making no recommendation regarding your exercise of the subscription rights.  Shareholders who exercise subscription rights risk investment loss on new money invested.  We cannot assure you that the market price for our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price.  You are urged to make your decision based on your own assessment of our business and the rights offering.  Please see "Risk Factors" beginning on page 23 for a discussion of the risks involved in investing in our common stock.

          No Revocation of Subscriptions. The exercise of subscription rights is irrevocable and may not be cancelled or modified.  Once you send in your subscription rights certificate or have instructed your nominee of your subscription request, you cannot revoke your subscription, even if the offering period has not yet ended, we extend the offering period, you later learn information about us that you consider to be unfavorable or the market price of our common stock is below the subscription price. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our common stock at a price of $2.30 per share.

          Exercising of Subscription Rights. Please carefully read the instructions accompanying the subscription rights certificate and follow those instructions in detail. Do not send subscription rights certificates to the Company or the Bank.

          If you send documents and payments by mail, we recommend that you use registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance or payment before the rights offering expires. Do not send or deliver these materials to the Company or the Bank. If you deliver subscription documents or rights certificates in a manner different than that described in this prospectus, we may not honor the exercise of your subscription rights.

          You may exercise your subscription rights as follows:
•

Subscription by Registered Holders. To exercise your subscription rights, you must properly complete and execute the subscription rights certificate, together with any required signature guarantees, and forward it, together with payment in full of the subscription price for each common share you are subscribing for, to the subscription agent at the address set forth under the caption "Subscription Agent" beginning on page 51, prior to the expiration date. Your payment must be received and cleared prior to 5:00 p.m., Eastern Time, on June 7, 2011.

•

Subscription by Beneficial Owners. If you are a beneficial owner of common shares, meaning that you hold your shares in "street name" through a broker, dealer, custodian bank or other nominee, we will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, dealer, custodian bank or other nominee act for you and exercise your subscription rights and deliver all documents and payment on your behalf, including a "Nominee Holder Certification," prior to 5:00 p.m., Eastern Time, on June 7, 2011.

To indicate your decision with respect to your subscription rights, you should complete and return to your broker, dealer, custodian bank or other nominee, the form entitled "Beneficial Owners Election Form" or follow the procedures required by your broker. You should receive this form from your broker, dealer, custodian bank or other nominee with the other subscription rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate form be issued to you. You should contact your broker, dealer, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, dealer, custodian bank or other nominee or if you receive it without sufficient time to respond.

          Your subscription rights will not be considered exercised unless the subscription agent actually receives from you, your broker, dealer, custodian bank or other nominee, as the case may be, all of the required documents (including those referenced under the caption "Guaranteed Delivery Procedures" beginning on page 49 if you are following the guaranteed delivery procedures) and your full subscription price payment (and your payment has cleared) prior to 5:00 p.m., Eastern Time, on June 7, 2011, the scheduled expiration date of the rights offering.

          Macatawa Bank Corporation 401(k) Participants. If you held shares of our common stock in your 401(k) Plan account as of the record date, you may exercise your subscription rights with respect to those shares of common stock by electing what amount (if any) of your subscription rights you would like to exercise by properly completing the rights certificate that is provided to you. You must return your properly completed form and payment to the subscription agent in the prescribed manner. For the purposes of the rights offering, you will be treated as a record shareholder, and any shares that you elect to purchase in the rights offering will be credited to you directly in book-entry form, and will not be credited to you in the 401(k) Plan. You may not use funds in your 401(k) Plan account to purchase shares in the rights offering.

          Macatawa Bank Corporation Employee Stock Purchase Plan Participants. If you held shares of our common stock in your Macatawa Bank Employee Stock Purchase Plan account as of the record date, you may exercise your subscription rights with respect to those shares of common stock by electing what amount (if any) of your subscription rights you would like to exercise by properly completing the rights certificate that is provided to you. You must return your properly completed form and payment to the subscription agent in the prescribed manner. For the purposes of the rights offering, you will be treated as a record shareholder, and any shares that you elect to purchase in the rights offering will be credited to you directly in book-entry form, and will not be credited to your employee stock purchase plan account. You may not use funds in your Employee Stock Purchase Plan account to purchase shares in the rights offering.

          Method of Payment. Your payment of the subscription price in the rights offering must be made in U.S. dollars for the full number of shares of common stock that you wish to acquire. Your payment must be delivered in one of the following ways:

•	uncertified personal check payable to "Registrar and Transfer Company"; or

•	wire transfer of same day funds using the following wire instructions:

For the Benefit Of:	REGISTRAR AND TRANSFER COMPANY As Rights Offering Agent for Various Holders

Account Number:	276-053-5977

Bank:	TD Bank 6000 Atrium Way Mt Laurel, NJ 08054

ABA Number:	031-201-360

          If you wish to make payment by wire transfer, you must reference the account number listed on your subscription rights certificate.

          Receipt of Payment. Your payment will be considered received by the subscription agent only upon:
•	clearance of any personal check deposited by the subscription agent; or

•	receipt by the subscription agent of any wire transfer of same day funds.

          Clearance of Personal Checks. If you are paying by personal check, please note that payment will not be deemed to have been received by the subscription agent until the check has cleared, which could take at least five or more business days. If you wish to pay the subscription price by personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received by the subscription agent and clears by the expiration of the rights offering period.

          Guaranteed Delivery Procedures. If you want to exercise your subscription rights, but time will not permit your subscription rights certificate to reach the subscription agent on or prior to 5:00 p.m., Eastern Time, on June 7, 2011, you may exercise your subscription rights using the following guaranteed delivery procedures:
1.

On or before 5:00 p.m., Eastern Time, on June 7, 2011, you must have sent, and the subscription agent must have received, payment in full for each common share you are purchasing through your subscription rights;

2.

On or before 5:00 p.m., Eastern Time, on June 7, 2011, you must have sent, and the subscription agent must have received, a Notice of Guaranteed Delivery, substantially in the form provided with the attached instructions, from a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, which we refer to as FINRA, or a commercial bank or trust company having an office or correspondent in the United States. The Notice of Guaranteed Delivery must state:

•	your name,
•	the number of subscription rights that you hold, and
•	the number of common shares that you wish to purchase pursuant to your subscription rights.

The Notice of Guaranteed Delivery must guarantee the delivery of your subscription rights certificate to the subscription agent within three trading days following the date of the Notice of Guaranteed Delivery; and

3.

You must send, and the subscription agent must receive, your properly completed and duly executed subscription rights certificate, including any required signature guarantees, within three trading days following the date of your Notice of Guaranteed Delivery. You may physically deliver the Notice of Guaranteed Delivery via the enclosed envelope to the subscription agent. You can obtain additional copies of the Notice of Guaranteed Delivery from the subscription agent at the address set forth below under the caption "Subscription Agent" beginning on page 50 of this prospectus.

          Notice to Nominees. If you are a broker, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights.  You should obtain instructions from the beneficial owners, as set forth in the instructions we have provided to you for your distribution to beneficial owners.  If a beneficial owner of our common stock so instructs, you should complete the rights certificate and submit it to the subscription agent with the proper subscription payment to be received by the expiration date. You may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled "Nominee Holder Certification," which is provided with your rights offering materials.  If you did not receive this form, please contact us to request a copy.

          Ambiguities in Subscriptions. If you do not specify the number of shares of our common stock being subscribed for on your subscription rights certificate, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wished to purchase, you will be deemed to have subscribed for the maximum number of shares of our common stock that could be subscribed for with the payment that you provided, subject to a maximum of the number of shares of common stock you may purchase with your subscription rights. If your payment exceeds the total purchase price for the number of shares of common shares that you have indicated you wish to exercise on your subscription rights certificate, your payment will be applied until depleted as follows:
1.	to subscribe for the number of common shares that you indicated on the subscription rights certificate that you wish to purchase through your subscription rights; and

2.	to subscribe for additional common shares until your subscription rights have been fully exercised.

          Missing or Incomplete Subscription Forms or Payment. If you fail to complete and sign the required subscription forms or otherwise fail to follow the subscription procedures that apply to the exercise of your subscription rights before the rights offering expires, the subscription agent will reject your subscription or accept it to the extent of the payment received. Neither we nor our subscription agent undertakes any responsibility or action to contact you concerning an incomplete or incorrect subscription form, nor are we under any obligation to correct such forms. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

          Subscription Agent. Registrar & Transfer Company is acting as the subscription agent for the rights offering under an agreement with us. We have agreed to pay the subscription agent a fee of approximately $15,000. All subscription rights certificates, payments of the subscription price in the rights offering, and nominee holder certifications, to the extent applicable to your exercise of rights, must be delivered to:
By mail:	By hand or overnight courier:

Registrar and Transfer Company Attn: Reorg/Exchange Dept. P.O. Box 645 Cranford, New Jersey 07016-0645	Registrar and Transfer Company Attn: Reorg/Exchange Dept. 10 Commerce Drive Cranford, New Jersey 07016

          Delivery to any address other than as set forth above does not constitute valid delivery.

          We will pay the fees and expenses of the subscription agent and have agreed to indemnify it against any liability that it may incur in connection with the offering, including liabilities under the Securities Act of 1933, as amended, which we refer to as the Securities Act.

          Information Agent. If you have any questions regarding the rights offering, the Company, or Macatawa Bank, please contact our information agent, Eagle Rock Proxy Advisors, LLC, by calling 1-855-612-6974. We have agreed to pay the information agent a fee of approximately $10,000 plus expenses and have also agreed to indemnify the information agent from certain liabilities that it may incur in connection with the rights offering.

          Non-Transferability of Subscription Rights. The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone. The subscription rights will not be listed for trading on The Nasdaq Global Select Market or any other stock exchange or market. We intend to list the shares of our common stock issuable upon exercise of the subscription rights on The Nasdaq Global Select Market under the ticker symbol "MCBC."

          Foreign Shareholders. We will not mail this prospectus or rights certificates to shareholders with addresses that are outside the United States or that have an army post office or foreign post office address.  We will hold these rights certificates for their account.  To exercise subscription rights, our foreign shareholders must notify us prior to 5:00 p.m., Eastern Time, at least three business days prior to the expiration of the rights offering (or, if the rights offering is extended, on or before three business days prior to the extended expiration date) and demonstrate to our satisfaction that the exercise of such subscription rights does not violate the laws of the jurisdiction of such shareholder.

          Fees and commissions. We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through a broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your record holder may charge you.

The Public Offering

          Offering Size. Any shares that are offered but unsold in the rights offering, up to the total offering amount, will be offered in the public offering. We will permit persons and entities to submit subscriptions to purchase shares of our common stock at a purchase price of $2.30 per share. We expect that some shares will be available in the public offering, however there can be no guarantee that shares will be available to you in the public offering.

          How to Subscribe in the Public Offering. Prospective investors who wish to subscribe for shares in the public offering, including shareholders who wish to purchase more shares than they are entitled to in the rights offering, may complete the nonbinding expression of interest that accompanies this prospectus and return it to the Company before the expiration of the rights offering at 5:00 p.m., Eastern Time, on June 7, 2011, unless extended by us in our discretion. Expressions of interest are NOT binding on subscribers or the Company. Do NOT send payment for shares with an expression of interest.

          Upon the completion of the rights offering, we will furnish to persons who submitted an expression of interest a prospectus supplement that sets forth the results of the rights offering and the amount of unsubscribed shares accompanied by a subscription agreement. Upon receipt of the prospectus supplement, each subscriber will be asked to do the following:

•	Complete, date, and sign the subscription agreement.
•	Provide payment by wire transfer or certified check payable to Macatawa Bank Corporation in an amount equal to the subscription price of $2.30 times the number of shares subscribed for.
•	Return the completed subscription agreement and payment to Macatawa Bank Corporation not later than at 5:00 p.m., Eastern Time, on June 20, 2011, unless extended by us in our discretion.

          UPON RECEIPT BY US OF THE SUBSCRIPTION AGREEMENT, THE SUBSCRIPTION AGREEMENT WILL BECOME BINDING ON AND IRREVOCABLE BY THE SUBSCRIBER. Once you send in your subscription agreement, your subscription will be final and binding, and you cannot revoke your subscription, even if the offering period has not yet ended, we extend the offering period, you later learn information about us that you consider to be unfavorable or the market price of our common stock is below the subscription price. You should not submit a subscription agreement and payment unless you are certain that you wish to purchase shares of our common stock at a price of $2.30 per share. The Company reserves the right to allocate shares sold to investors in the public offering in its sole discretion and for any reason.

Plan of Distribution

          In General. We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of subscription rights or the sale of common stock in the public offering. We are not paying any other commissions, underwriting fees or discounts in connection with the rights offering or the public offering. Some of our employees may solicit responses from you as a holder of subscription rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation.

          We will be responsible for the expenses of issuance and distribution of the shares of common stock in the public offering, including registration fees, legal and accounting fees and printing expenses.

POTENTIAL IMPACT OF OFFERINGS ON DEFERRED TAX ASSETS

          Our accounting for income taxes involves the valuation of deferred tax assets and liabilities primarily associated with differences in the timing of the recognition of revenues and expenses for financial reporting and tax purposes. At March 31, 2011, we had gross deferred tax assets of $28.0 million, gross deferred tax liabilities of $2.7 million and a valuation allowance of $25.3 million for the entire amount of net deferred tax assets. We may lose the ability to utilize our deferred tax assets (related to net operating loss carryforwards) if the offerings result in an "ownership change" under Section 382 of the Internal Revenue Code. Please see "Risk Factors - The proposed offerings may increase the risk of an "ownership change" for purposes of Section 382 of the Internal Revenue Code, which may materially impair our ability to use our deferred tax assets."

          There will be no further negative affect on our results of operations associated with deferred tax assets because these assets have been reserved in their entirety. In fact, under certain conditions according to the accounting standards, if we do not experience an "ownership change" and we return to sustained profitability, it will be possible to reverse the established valuation allowance on our deferred tax assets through earnings. The realization of net deferred tax assets is largely dependent upon future taxable income, future reversals of existing taxable temporary differences and the ability to carry back losses to available tax years. In assessing the need for a valuation allowance, we consider all relevant positive and negative evidence, including taxable income in carry-back years, scheduled reversals of deferred tax liabilities, expected future taxable income and tax planning strategies.

          As of March 31, 2011, our book value per common share was $2.04. If the established valuation allowance on our net deferred tax assets had been completely reversed as of March 31, 2011, our book value per common share would have been $3.47.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR INVESTORS

          In General. The following is a summary of U.S. federal income tax considerations for investors related to the subscription rights that will be distributed in the rights offering. The following is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury Regulations, administrative rulings, judicial authorities and other applicable existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect, which could result in U.S. federal income tax consequences different from those discussed below.

          This summary does not provide a complete analysis of all potential tax considerations. This summary is only applicable to U.S. holders (as defined below) of common stock who acquire the subscription rights pursuant to the terms of the rights offering, have held the common stock, as applicable, and will hold the subscription rights and any shares of common stock acquired upon the exercise of subscription rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as holders who may be subject to special tax treatment under the Code, including (without limitation) partnerships, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or traders in securities that elect to use a mark-to-market method of accounting for their securities, persons holding subscription rights or common stock as part of a hedging, integrated or conversion transaction or a straddle, persons deemed to sell subscription rights or common stock under the constructive sale provisions of the Code, persons whose "functional currency" is not the U.S. dollar, investors in pass-through entities, foreign taxpayers and holders who acquired our common stock pursuant to the exercise of compensatory stock options or otherwise as compensation. This opinion does not address any federal non-income, state, local or foreign tax consequences, estate or gift tax consequences, or alternative minimum tax consequences.

          As used in this Prospectus, the term "U.S. holder" means a beneficial owner of common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under Section 7701(b) of the Code; (2) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors concerning the tax treatment of the receipt and exercise of subscription rights in the rights offering and the ownership and disposition of our common stock received on exercise of subscription rights.

          Distribution of Subscription Rights. If you hold common stock on the record date for the rights offering, you will not recognize taxable income for U.S. federal income tax purposes upon receipt of the subscription rights.

          Stockholder Basis and Holding Period of the Subscription Rights. In general, your basis in the subscription rights received in the rights offering will be zero. However, if either: (i) the fair market value of the subscription rights on their date of distribution is 15% or more of the fair market value on such date of the common stock with respect to which they are received; or (ii) you properly elect on your U.S. federal income tax return for the taxable year in which you receive the subscription rights to allocate part of the basis of such common stock to the subscription rights, then a percentage of your basis in our common stock with respect to which the subscription rights are received will be allocated to the subscription rights. Such percentage will equal the product of your basis in our common stock with respect to which the subscription rights are received and a fraction, the numerator of which is the fair market value of a subscription right and the denominator of which is the fair market value of a share of our common stock plus the fair market value of a subscription right, all as determined on the date the subscription rights are distributed. We have not obtained, and do not currently intend to obtain, an appraisal of the fair market value of the subscription rights on the date the subscription rights are distributed. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

          Your holding period with respect to the subscription rights you receive will include your holding period for the common stock with respect to which the subscription rights were distributed.

          Lapse of the Subscription Rights. If you allow the subscription rights you receive to expire unexercised, you will not recognize any gain or loss on the expiration of your subscription rights, and the tax basis of the common stock you own with respect to which such subscription rights were distributed will equal the tax basis in such common stock immediately before the receipt of the subscription rights in this rights offering.

          Exercise of the Subscription Rights; Basis and Holding Period of Common Stock Acquired Upon Exercise. You will not recognize any gain or loss upon the exercise of your subscription rights. Your basis in the shares of common stock acquired through exercise of the subscription rights will be equal to the sum of the subscription price you paid to exercise the subscription rights and your basis in such subscription rights, if any. The holding period for the shares of common stock acquired through exercise of the subscription rights will begin on the date you exercise your subscription rights.

YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THIS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS APPLICABLE TO YOUR OWN PARTICULAR TAX SITUATION.

LEGAL MATTERS

          The legality of the issuance of the securities to be offered by this prospectus will be the subject of an opinion of our legal counsel, Warner Norcross & Judd LLP, Grand Rapids, Michigan. As of February 1, 2011, attorneys who are partners or employees of Warner Norcross & Judd LLP owned an aggregate of 29,949 shares, which had an aggregate value of $128,183 based on the closing price on that date.

FINANCIAL ADVISOR

          We have engaged Sandler O'Neill & Partners, L.P. to provide financial advisory services from time to time. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. We have agreed to pay Sandler O'Neill approximately $200,000 in fees for advisory services, of which approximately $75,000 is attributable to advisory services provided in connection with the offerings. The remainder of the fees we have agreed to pay Sandler O'Neil relate to advisory services provided since 2010 in connection with the development of the Company's capital plan.

          In its capacity as financial advisor, Sandler O'Neill has provided advice to us regarding the structure and the financial and market impact of the offerings. Sandler O'Neill will not participate in the solicitation of the exercise of subscription rights, and will not purchase or sell shares or otherwise participate in the public offering. Sandler O'Neill expresses no opinion and makes no recommendation to holders of the rights as to the purchase by any person of shares of our common stock. Sandler O'Neill also expresses no opinion as to the prices at which shares to be distributed in connection with the offerings may trade at any future time.

EXPERTS

          The consolidated financial statements of Macatawa as of and for the year ended December 31, 2009 have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as stated in its report, which is incorporated herein by reference from Macatawa's Annual Report on Form 10-K for the year ended December 31, 2010, and have been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

          The consolidated financial statements of Macatawa as of and for the year ended December 31, 2010 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been audited by BDO USA, LLP, an independent registered public accounting firm, as stated in its report, which is incorporated herein by reference from Macatawa's Annual Report on Form 10-K for the year ended December 31, 2010, and have been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          MCBC files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

          The following documents filed by us with the SEC are incorporated by reference into this prospectus. You should carefully read and consider all of these documents before making an investment decision.
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed on February 24, 2011;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed on April 28, 2011;

•	Definitive Proxy Statement on Schedule 14A filed on March 28, 2011;

•	Definitive Proxy Statement on Schedule 14A filed on February 18, 2011;

•	Current Report on Form 8-K filed on April 22, 2011;

•	Current Report on Form 8-K filed on March 28, 2011;

•	Current Report on Form 8-K filed on March 21, 2011;

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed pursuant to Section 14 of the Exchange Act since December 31, 2010; and

•

The description of our common stock included in our registration statement on Form SB-2 filed under Section 12 of the Securities Exchange Act of 1934, as amended, filed with the Commission on February 6, 1998.

          Macatawa also incorporates by reference all documents filed by Macatawa with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of the initial filing of the registration statement of which this prospectus is a part and the completion of the sale of the shares of common stock offered by this prospectus. These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. Notwithstanding the foregoing, information "furnished" by Macatawa under any item of any current report on Form

8-K, including the related exhibits, is not incorporated by reference in this prospectus. Upon written or oral request, Macatawa will provide without charge to each person, including any beneficial owner to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus.  If you would like to obtain this information from Macatawa, please direct your request, either in writing or by telephone, to the Secretary, Macatawa Bank Corporation, 10753 Macatawa Drive, Holland, Michigan 49424, telephone number (616) 820-1444. Our SEC filings are also available to the public in the "Investor Relations" section of our website, www.macatawabank.com.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution

          The following table sets forth all expenses to be paid by the registrant in connection with the offerings. All amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.
Amount
Securities and Exchange Commission Registration Fee	$4,760
Legal Fees and Expenses	300,000
Financial Advisory Fees	200,000
Accounting Fees and Expenses	100,000
Printing Expenses and Other	75,000
Total	$679,760

Item 14.	Indemnification of Directors and Officers

          Sections 450.1561 through 450.1565 of the Michigan Business Corporation Act contain specific provisions relating to indemnification of directors and officers of Michigan corporations. In general, the statute provides that (a) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, and (b) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct and upon an evaluation of the reasonableness of expenses and amount paid in settlement. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may, in its articles of incorporation, in its bylaws, through a resolution, or through a contract provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

          Our articles of incorporation require indemnification of any Macatawa director or executive who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding because he or she is or was a director or executive officer, or is or was serving at the request of Macatawa in another capacity, to the fullest extent permitted by law. We may also indemnify any person who is not a director or executive officer, if the indemnification is authorized by the board of directors.

          Our bylaws implement the mandatory indemnification required by our Articles of Incorporation. The bylaws provide procedures and standards for determination, evaluation and authorization of indemnification. Under the bylaws, we are required to pay or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding before final disposition of the proceeding if the person furnishes a written undertaking to repay the advance if it is ultimately determined that the person did not meet the applicable standard of conduct, if any, required by statute for indemnification. The indemnification provisions in our bylaws are enforceable as a contract.

          Macatawa has entered into Indemnification Agreements with certain of its directors that provide for additional indemnity protection for the directors, consistent with the provisions of the Michigan Business Corporation Act.

          In addition, Macatawa maintains policies of director and officer liability insurance, under which directors and officers of the Company are insured against certain liabilities arising in connection with the performance of their duties.

Item 15.	Recent Sales of Unregistered Securities

Sales of Common and Preferred Shares

          On November 5, 2008 the Company sold 26,190 shares of Series A Preferred Stock to accredited investors at a purchase price of $1,000 per share.

          On December 22, 2008, sold 5,100 shares of the Company's Series A Preferred Stock to accredited investors at a purchase price of $1,000 per share.

          On June 5, 2009, Macatawa Bank Corporation sold 312,500 shares of its common stock at a purchase price of $3.20 per share to accredited investors.

          On June 30, 2009 the Company sold 2,350 shares of Series B Preferred Stock at a purchase price of $1,000 per share and 183,333 shares of its common stock at a purchase price of $3.00 per share to accredited investors.

          On September 9, 2009 the Company sold 250 shares of Series B Preferred Stock at a purchase price of $1,000 per share and 42,553 shares of its common stock at a purchase price of $2.35 per share to accredited investors.

          All of the shares of common stock, Series A Preferred Stock and Series B Preferred Stock described above were offered and sold for cash in reliance upon an exemption for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. In each case, the Company received an appropriate representation as to the accredited investor status (as defined in Rule 501 of Regulation D) of each investor purchasing the notes.

Sales of 11% Subordinated Notes

          On June 30, 2009, the Company sold 11% Subordinated Notes Due 2017 in the aggregate principal amount of $950,000 to accredited investors.

          On September 9, 2009, the Company sold 11% Subordinated Notes Due 2017 of the Company in the aggregate principal amount of $700,000 to accredited investors.

          All of the notes described above were offered and sold for cash in reliance upon an exemption for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. In each case, the Company received an appropriate representation as to the accredited investor status (as defined in Rule 501 of Regulation D) of each investor purchasing the notes.

Issuance of Warrants

          In 2009, the Company issued warrants to purchase a total of 1,478,809 shares of our common stock. The warrants were issued in connection with the settlement of certain litigation previously pending against the Company and other defendants in United States Federal Court and Kent County Circuit Court, Grand Rapids, Michigan. The Warrants issued in the settlement were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 3(a)(10) of the Act.

          The Warrants have an exercise price of $9.00 per share (subject to certain adjustments for stock splits, stock dividends and certain other recapitalizations). The Warrants became exercisable on May 12, 2010. Warrants have a term of five years from the date on which they become exercisable (subject to certain extensions described in the Warrant Agreement).

          The warrants were issued in two series. The first series of warrants to purchase an aggregate of 1,361,753 shares of common stock were issued on June 17, 2009. The second series of warrants to purchase an aggregate of 117,056 shares of common stock were issued on July 27, 2009. The terms and conditions of the two series of warrants are identical in all respects except for the date of issuance.

Sale of 2% Subordinated Note

          On April 21, 2011, the Company issued and sold a 2% Subordinated Note Due 2018 in the aggregate principal amount of $1,000,000 to a director of the Company. The Note was offered and sold for cash in reliance upon an exemption for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. The Company received an appropriate representation as to the accredited investor status (as defined in Rule 501 of Regulation D) of the investor purchasing the note.

Item 16.	Exhibits and Financial Statement Schedules:

          The exhibits and financial statement schedules filed as part of this registration statement are as follows:

Exhibit Number and Description
3.1	Restated Articles of Incorporation. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 3.1. Here incorporated by reference.

3.2	Bylaws. Previously filed with the Commission on November 24, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 3.1. Here incorporated by reference.

3.3

Certificate of Designation of Series A Noncumulative Convertible Perpetual Preferred Stock. Previously filed with the Commission on November 5, 2008 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

3.4

Certificate of Designation of Series B Noncumulative Convertible Perpetual Preferred Stock. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

4.1	Restated Articles of Incorporation. Exhibit 3.1 is here incorporated by reference.

4.2	Bylaws. Exhibit 3.2 is here incorporated by reference.

4.3	Certificate of Designation of Series A Noncumulative Convertible Perpetual Preferred Stock. Exhibit 3.3 is here incorporated by reference.

4.4	Certificate of Designation of Series B Noncumulative Convertible Perpetual Preferred Stock. Exhibit 3.4 is here incorporated by reference.

4.5

First Amended Settlement and Release and Warrant Issuance Agreement dated January 30, 2009. Previously filed with the Commission on January 30, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

4.6

Second Amendment to Settlement and Release and Warrant Issuance Agreement dated April 30, 2009. Previously filed with the Commission on May 8, 2009 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10. Here incorporated by reference.

4.7

Warrant Agreement between the Company and Registrar and Transfer Company dated June 16, 2009. Previously filed with the Commission on June 19, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

4.8	Warrant Agreement Addendum. Previously filed with the Commission on July 31, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

4.9

Form of Warrant Certificate (first series). Previously filed with the Commission on June 19, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

4.10

Form of Warrant Certificate (second series). Previously filed with the Commission on July 31, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

4.11	Form of 11% Subordinated Note Due 2017. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

4.12

Long-Term Debt. The registrant has outstanding long-term debt which at the time of this prospectus does not exceed 10% of the registrant's total consolidated assets. The registrant agrees to furnish copies of the agreements defining the rights of holders of such long-term debt to the SEC upon request.

4.13	Form of Subscription Rights Certificate.

4.14	Form of 2% Subordinated Note Due 2018. Previously filed with the Commission on April 22, 2011 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

5.1	Opinion of Warner Norcross & Judd LLP.

10.1

Macatawa Bank Corporation Stock Compensation Plan. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.1. Here incorporated by reference.

10.2

Macatawa Bank Corporation 1998 Directors' Stock Option Plan. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.2. Here incorporated by reference.

10.3

Macatawa Bank Corporation 2006 Stock Compensation Plan. Previously filed with the Commission on March 9, 2006 in Macatawa Bank Corporation's Proxy Statement dated March 6, 2006, Appendix A. Here incorporated by reference.

10.4

Macatawa Bank Corporation 2006 Directors' Stock Compensation Plan. Previously filed with the Commission on March 9, 2006 in Macatawa Bank Corporation's Proxy Statement dated March 6, 2006, Appendix B. Here incorporated by reference.

10.5

Amended and Restated Employment Agreement between Benj. A Smith III and Macatawa Bank Corporation dated May 9, 2007. Previously filed with the Commission on May 10, 2007 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.1. Here incorporated by reference.

10.6

Noncompetition Agreement dated October 11, 2006, by and between Macatawa Bank Corporation and Benj. A. Smith, III. Previously filed with the Commission on October 12, 2006 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.2. Here incorporated by reference.

10.7

Form of Indemnity Agreement between Macatawa Bank Corporation and certain of its directors. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.7. Here incorporated by reference.

10.8	Form of Stock Option Agreement. Previously filed with the Commission on March 11, 2005 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.6. Here incorporated by reference.

10.9

Form of Stock Option Agreement for non-qualified stock options. Previously filed with the Commission on August 8, 2006 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.3. Here incorporated by reference.

10.10

Form of Stock Option Agreement for incentive stock options. Previously filed with the Commission on August 8, 2006 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.4. Here incorporated by reference.

10.11

Form of Stock Option Agreement under the Directors' Stock Compensation Plan. Previously filed with the Commission on August 8, 2006 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.5. Here incorporated by reference.

10.12	Form of Restricted Stock Agreement. Previously filed with the Commission on March 16, 2007 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.15. Here incorporated by reference.

10.13

Board Representation Agreement dated November 5, 2008, between Macatawa Bank Corporation and White Bay Capital, LLC. Previously filed with the Commission on November 5, 2008 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.2. Here incorporated by reference.

10.14

Form of Subscription and Purchase Agreement between Macatawa Bank Corporation and purchasers of Series A Noncumulative Perpetual Preferred Stock. Previously filed with the Commission on November 5, 2008 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

10.15	First Amended Settlement and Release and Warrant Issuance Agreement dated January 30, 2009. Exhibit 4.5 is here incorporated by reference.

10.16	Second Amendment to Settlement and Release and Warrant Issuance Agreement dated April 30, 2009. Exhibit 4.6 is here incorporated by reference.

10.17	Warrant Agreement between the Company and Registrar and Transfer Company dated June 16, 2009. Exhibit 4.7 is ere incorporated by reference.

10.18	Warrant Agreement Addendum. Exhibit 4.8 is here incorporated by reference.

10.19

Consulting Agreement between G. Thomas Boylan and Macatawa Bank Corporation dated March 10, 2009. Previously filed with the Commission on March 11, 2009 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.18. Here incorporated by reference.

10.20	Form of 11% Subordinated Note Due 2017. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

10.21

Form of Subscription and Purchase Agreement between Macatawa Bank Corporation and purchasers of Series B Noncumulative Perpetual Preferred Stock. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

10.22

Form of Subscription and Purchase Agreement for 11% Subordinated Notes Due 2017. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.2. Here incorporated by reference.

10.23

Form of Subscription and Purchase Agreement for Common Stock. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.3. Here incorporated by reference.

10.24

Consent Order dated February 22, 2010. Previously filed with the Commission on February 24, 2010 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

10.25

Written Agreement with the Federal Reserve Bank of Chicago. Previously filed with the Commission on July 29, 2010 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.1. Here incorporated by reference.

10.26	Form of Subordinated Note Due 2018. Exhibit 4.14 is here incorporated by reference.

10.27	Form of Subscription Agreement. Previously filed with the Commission on April 22, 2011 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.2. Here incorporated by reference.

16.1

Letter of former independent registered public accounting firm. Previously filed with the Commission on July 12, 2010 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 16.1. Here incorporated by reference.

21

Subsidiaries of the Registrant. One or more subsidiaries were omitted from this exhibit in accordance with Item 601(b)(21)(ii) of Regulation S-K. Previously filed with the Commission on February 24, 2011 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 21. Here incorporated by reference.

23.1	Consent of BDO USA, LLP, independent registered public accounting firm.

23.2	Consent of Crowe Horwath LLP, independent registered public accounting firm.

23.3	Consent of Warner Norcross & Judd LLP (included in Exhibit 5 and here incorporated by reference).

24	Powers of Attorney.

99.1	Instructions to Subscription Rights Certificate.

99.2	Form of Beneficial Owner Election Form.

99.3	Form of Nominee Holder Certification.

99.4	Form of Expression of Interest for the Public Offering.

99.5	Form of Subscription Agreement for the Public Offering.

99.6	Form of Letter to Shareholders.

99.7	Form of Letter to Macatawa Bank Corporation Employee Stock Purchase Plan Participants.

99.8	Form of Letter to Macatawa Bank 401(k) Plan Participants.

Item 17.	Undertakings

          The undersigned Registrant hereby undertakes that:
(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4)

For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)

The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the amount of unsubscribed securities, and the terms of any subsequent reoffering thereof. If any public offering is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Holland, State of Michigan, on May 2, 2011.
MACATAWA BANK CORPORATION

/s/ Ronald L. Haan
By: Ronald L. Haan
Its: Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature

*/s/ Richard L. Postma	May 2, 2011
Richard L. Postma, Chairman of the Board

/s/ Ronald L. Haan	May 2, 2011
Ronald L. Haan, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Jon W. Swets	May 2, 2011
Jon W. Swets, Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

/s/ Mark J. Bugge	May 2, 2011
Mark J. Bugge, Director

*/s/ Wayne J. Elhart	May 2, 2011
Wayne J. Elhart, Director

*/s/ Charles A. Geenen	May 2, 2011
Charles A. Geenen, Director

*/s/ Robert L. Herr	May 2, 2011
Robert L. Herr, Director

*/s/ Birgit M. Klohs	May 2, 2011
Birgit M. Klohs, Director

*/s/ Arend D. Lubbers	May 2, 2011
Arend D. Lubbers, Director

*/s/ Douglas B. Padnos	May 2, 2011
Douglas B. Padnos, Director

*/s/ Thomas P. Rosenbach	May 2, 2011
Thomas P. Rosenbach, Director

*/s/ Thomas J. Wesholski	May 2, 2011
Thomas J. Wesholski, Director

* By	/s/ Jon W. Swets
Jon W. Swets
Attorney-in-Fact

EXHIBIT INDEX
3.1	Restated Articles of Incorporation. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 3.1. Here incorporated by reference.

3.2	Bylaws. Previously filed with the Commission on November 24, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 3.1. Here incorporated by reference.

3.3

Certificate of Designation of Series A Noncumulative Convertible Perpetual Preferred Stock. Previously filed with the Commission on November 5, 2008 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

3.4

Certificate of Designation of Series B Noncumulative Convertible Perpetual Preferred Stock. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

4.1	Restated Articles of Incorporation. Exhibit 3.1 is here incorporated by reference.

4.2	Bylaws. Exhibit 3.2 is here incorporated by reference.

4.3	Certificate of Designation of Series A Noncumulative Convertible Perpetual Preferred Stock. Exhibit 3.3 is here incorporated by reference.

4.4	Certificate of Designation of Series B Noncumulative Convertible Perpetual Preferred Stock. Exhibit 3.4 is here incorporated by reference.

4.5

First Amended Settlement and Release and Warrant Issuance Agreement dated January 30, 2009. Previously filed with the Commission on January 30, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

4.6

Second Amendment to Settlement and Release and Warrant Issuance Agreement dated April 30, 2009. Previously filed with the Commission on May 8, 2009 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10. Here incorporated by reference.

4.7

Warrant Agreement between the Company and Registrar and Transfer Company dated June 16, 2009. Previously filed with the Commission on June 19, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

4.8	Warrant Agreement Addendum. Previously filed with the Commission on July 31, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

4.9

Form of Warrant Certificate (first series). Previously filed with the Commission on June 19, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

4.10

Form of Warrant Certificate (second series). Previously filed with the Commission on July 31, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

4.11	Form of 11% Subordinated Note Due 2017. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

4.12

Long-Term Debt. The registrant has outstanding long-term debt which at the time of this prospectus does not exceed 10% of the registrant's total consolidated assets. The registrant agrees to furnish copies of the agreements defining the rights of holders of such long-term debt to the SEC upon request.

4.13	Form of Subscription Rights Certificate.

4.14	Form of 2% Subordinated Note Due 2018. Previously filed with the Commission on April 22, 2011 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

5.1	Opinion of Warner Norcross & Judd LLP.

10.1

Macatawa Bank Corporation Stock Compensation Plan. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.1. Here incorporated by reference.

10.2

Macatawa Bank Corporation 1998 Directors' Stock Option Plan. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.2. Here incorporated by reference.

10.3

Macatawa Bank Corporation 2006 Stock Compensation Plan. Previously filed with the Commission on March 9, 2006 in Macatawa Bank Corporation's Proxy Statement dated March 6, 2006, Appendix A. Here incorporated by reference.

10.4

Macatawa Bank Corporation 2006 Directors' Stock Compensation Plan. Previously filed with the Commission on March 9, 2006 in Macatawa Bank Corporation's Proxy Statement dated March 6, 2006, Appendix B. Here incorporated by reference.

10.5

Amended and Restated Employment Agreement between Benj. A Smith III and Macatawa Bank Corporation dated May 9, 2007. Previously filed with the Commission on May 10, 2007 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.1. Here incorporated by reference.

10.6

Noncompetition Agreement dated October 11, 2006, by and between Macatawa Bank Corporation and Benj. A. Smith, III. Previously filed with the Commission on October 12, 2006 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.2. Here incorporated by reference.

10.7

Form of Indemnity Agreement between Macatawa Bank Corporation and certain of its directors. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.7. Here incorporated by reference.

10.8	Form of Stock Option Agreement. Previously filed with the Commission on March 11, 2005 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.6. Here incorporated by reference.

10.9

Form of Stock Option Agreement for non-qualified stock options. Previously filed with the Commission on August 8, 2006 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.3. Here incorporated by reference.

10.10

Form of Stock Option Agreement for incentive stock options. Previously filed with the Commission on August 8, 2006 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.4. Here incorporated by reference.

10.11

Form of Stock Option Agreement under the Directors' Stock Compensation Plan. Previously filed with the Commission on August 8, 2006 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.5. Here incorporated by reference.

10.12	Form of Restricted Stock Agreement. Previously filed with the Commission on March 16, 2007 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.15. Here incorporated by reference.

10.13

Board Representation Agreement dated November 5, 2008, between Macatawa Bank Corporation and White Bay Capital, LLC. Previously filed with the Commission on November 5, 2008 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.2. Here incorporated by reference.

10.14

Form of Subscription and Purchase Agreement between Macatawa Bank Corporation and purchasers of Series A Noncumulative Perpetual Preferred Stock. Previously filed with the Commission on November 5, 2008 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

10.15	First Amended Settlement and Release and Warrant Issuance Agreement dated January 30, 2009. Exhibit 4.5 is here incorporated by reference.

10.16	Second Amendment to Settlement and Release and Warrant Issuance Agreement dated April 30, 2009. Exhibit 4.6 is here incorporated by reference.

10.17	Warrant Agreement between the Company and Registrar and Transfer Company dated June 16, 2009. Exhibit 4.7 is ere incorporated by reference.

10.18	Warrant Agreement Addendum. Exhibit 4.8 is here incorporated by reference.

10.19

Consulting Agreement between G. Thomas Boylan and Macatawa Bank Corporation dated March 10, 2009. Previously filed with the Commission on March 11, 2009 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.18. Here incorporated by reference.

10.20	Form of 11% Subordinated Note Due 2017. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

10.21

Form of Subscription and Purchase Agreement between Macatawa Bank Corporation and purchasers of Series B Noncumulative Perpetual Preferred Stock. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

10.22

Form of Subscription and Purchase Agreement for 11% Subordinated Notes Due 2017. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.2. Here incorporated by reference.

10.23

Form of Subscription and Purchase Agreement for Common Stock. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.3. Here incorporated by reference.

10.24

Consent Order dated February 22, 2010. Previously filed with the Commission on February 24, 2010 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

10.25

Written Agreement with the Federal Reserve Bank of Chicago. Previously filed with the Commission on July 29, 2010 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.1. Here incorporated by reference.

10.26	Form of Subordinated Note Due 2018. Exhibit 4.14 is here incorporated by reference.

10.27	Form of Subscription Agreement. Previously filed with the Commission on April 22, 2011 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.2. Here incorporated by reference.

16.1

Letter of former independent registered public accounting firm. Previously filed with the Commission on July 12, 2010 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 16.1. Here incorporated by reference.

21

Subsidiaries of the Registrant. One or more subsidiaries were omitted from this exhibit in accordance with Item 601(b)(21)(ii) of Regulation S-K. Previously filed with the Commission on February 24, 2011 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 21. Here incorporated by reference.

23.1	Consent of BDO USA, LLP, independent registered public accounting firm.

23.2	Consent of Crowe Horwath LLP, independent registered public accounting firm.

23.3	Consent of Warner Norcross & Judd LLP (included in Exhibit 5 and here incorporated by reference).

24	Powers of Attorney.

99.1	Instructions to Subscription Rights Certificate.

99.2	Form of Beneficial Owner Election Form.

99.3	Form of Nominee Holder Certification.

99.4	Form of Expression of Interest for the Public Offering.

99.5	Form of Subscription Agreement for the Public Offering.

99.6	Form of Letter to Shareholders.

99.7	Form of Letter to Macatawa Bank Corporation Employee Stock Purchase Plan Participants.

99.8	Form of Letter to Macatawa Bank 401(k) Plan Participants.